Notarial Deed
Roll of Deeds No. H 2787/2015
Share Purchase Agreement
Negotiated at Düsseldorf (Germany), this 8 and 9 November 2015

Before me, the undersigned Notary
Dr. Armin Hauschild
duly admitted and sworn in with official residence at Düsseldorf, appeared

1.	for and on behalf of
NIBC MBF Equity IB B.V.
Carnegieplein 4, 2517 KJ Den Haag, Netherlands,
registered in the Chamber of Commerce of Den Haag under Number 27300759
Mr. Hannes Hinteregger,
born on 29 December 1973,
with business address Theo-Champion-Str. 2, 40549 Düsseldorf, personally known,
as attorney-in-fact,
Mr. Alexis Weege,
born on 5 August 1982,
with business address Theo-Champion-Str. 2, 40549 Düsseldorf, personally known,
as attorney-in-fact,

2.	Mr. Michael Ludwig
born on 19 December 1965,
residing Finkenweg 31, 97990 Weikersheim,
identified by passport,

3.	for Mr. Klaus Bonaventura,
born on 28 November 1958,
residing Talwiese 8, 66424 Homburg-Kirrberg,

Mr. Michael Ludwig,
afore-mentioned,
as attorney-in-fact,

4.	for and on behalf of
NIBC MBF Mezzanine IB B.V.
Carnegieplein 4, 2517 KJ Den Haag, Netherlands,
registered in the Chamber of Commerce of Den Haag under Number 27300753,
Mr. Hannes Hinteregger,
born on 29 December 1973,
with business address Theo-Champion-Str. 2, 40549 Düsseldorf, personally known,
as attorney-in-fact,
Mr. Alexis Weege,
born on 5 August 1982,
with business address Theo-Champion-Str. 2, 40549 Düsseldorf, personally known,
as attorney-in-fact,

5.	for and on behalf of
Kaman Aerospace Group, INC.
1332 Blue Hills Avenue, P.O. Box 1, Bloomfield, Connecticut 06002, U.S.A.,
Mr. Philip Arthur Goodrich,
born on 3 October 1956,
with business address as afore-mentioned,
identified by US passport
as Vice President
The Individuals Appearing requested the notarization of the following:

[to be notarized]

(1) NIBC MBF Equity IB B.V. (as Seller 1)

(2) Michael Ludwig (as Seller 2)

(3) Klaus Bonaventura (as Seller 3)

(4) NIBC MBF Mezzanine IB B.V. (as Seller 4)

(5) Kaman Aerospace Group, Inc. (as Purchaser)

___________________________________________________

SHARE PURCHASE AGREEMENT
Project Grizzly
___________________________________________________

Share Purchase Agreement

dated 8 and 9 November 2015, between:

(1)	NIBC MBF Equity IB B.V., registered in the Chamber of Commerce of Den Haag under Number 27300759 with seat in Carnegieplein 4, 2517 KJ Den Haag, Netherlands,
("Seller 1");

(2)	Michael Ludwig, residing at Finkenweg 31, 97990 Weikersheim
("Seller 2");

(3)	Klaus Bonaventura, residing at Talwiese 8, 66424 Homburg-Kirrberg
("Seller 3")

(4)	NIBC MBF MEZZANINE IB B.V., registered in the Chamber of Commerce of Den Haag under Number 27300753 with seat in Carnegieplein 4, 2517 KJ Den Haag, Netherlands,
("Seller 4");
(Seller 1, 2, 3 and 4 jointly "Sellers");
and

(5)	KAMAN AEROSPACE GROUP, INC., a company incorporated in Connecticut,

(6)	U.S.A., with its business address at 1332 Blue Hills Avenue, P.O. Box 1, Bloomfield, Connecticut 06002, U.S.A., ("KAG")
("Purchaser");
(Sellers and Purchaser jointly "Parties" or each a "Party").
Preamble

(A)	The Sellers 1, 2 and 3 are the sole shareholders of GRW Bearing GmbH, registered in the Commercial Register of the local court of Würzburg under EIRB 9879 (the "Company").

(B)	The Company - through its subsidiaries - is a provider of customized high-precision bearing solutions.

(C)
The Sellers wish to sell their shares in the Company and certain shareholder loans as set forth in more detail hereinafter to the Purchaser and the Purchaser wishes to acquire the aforementioned shares and shareholder loans from the Sellers on this basis.

(D)	Now, therefore, the Parties agree as follows:
1.    DEFINITIONS AND INTERPRETATION
1.1    Definitions
Defined terms shall have the meaning ascribed or referenced to them in Schedule 1.1.
1.2    Schedules, etc.

References to this Agreement shall include reference to any Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to Paragraphs and Parts are to Paragraphs and Parts of the Schedules. References to this Agreement shall also include any agreements entered into or to be entered into pursuant to this Agreement.

1.3    Headings
The headings in this Agreement shall not affect its interpretation.
1.4    German Terms
Where a German term has been added in parenthesis after an English term, only such German term shall be decisive for the interpretation of the relevant English term whenever such English term is used in this Agreement.

2.	CURRENT STATUS
2.1    The Company
The Company is registered in the commercial register of the local court of Wurzburg under HRB 9879 with seat in Rimpar.
2.2    Sold Shares
The registered share capital of the Company amounts to EUR 100,000 and is held as follows:

(a)	Seller 1 holds share number 1 in the nominal amount of EUR 93,410 and share number 5 in the nominal amount of EUR 590 (hereinafter "Sold Shares 1");

(b)	Seller 2 holds share number 3 in the nominal amount of EUR 4,000 (hereinafter "Sold Share 2");

(c)	Seller 3 holds share number 4 in the nominal amount of EUR 2,000 (hereinafter "Sold Share 3")
(Sold Shares 1, Sold Share 2 and Sold Share 3 are hereinafter jointly referred to as the "Sold Shares" and individually each a "Sold Share").

2.3    Subsidiaries

2.3.1    The Company is:

(a)
the sole shareholder of Verwaltungsgesellschaft Reinfurt GmbH, registered in the commercial register of the local court of Würzburg under HRB 196 with a registered share capital in the nominal amount of EUR 30,000 ("Verwaltungsgesellschaft"); and

(b)	the sole limited partner (Kommanditist) of Gebr. Reinfurt GmbH & Co. KG, registered in the commercial register of the local court of Würzburg under

HRA 467 with a registered limited partner's capital (Hafteinlage) in the amount of EUR 6,384,000 (hereinafter "Reinfurt KG")
(jointly referred to as "German Subsidiaries").
The Company holds all shares in Verwaltungsgesellschaft, which is the general partner (Komplementar) of Reinfurt KG. Verwaltungsgesellschaft holds 4% and the Company holds 96% of the fixed capital (Festkapital) of Reinfurt KG. The Company has a domination and profit transfer agreement (Beherrschungs- und Gewinnabfuhrungsvertrag) with Verwaltungsgesellschaft, under which the Company is the dominating entity (herrschendes Unternehmen).

2.3.2    Furthermore, the Company indirectly is the shareholder of the following non-German entities in the manner set out below:

(a)	Verwaltungsgesellschaft is the sole shareholder of GRW ČR s.r.o., with seat in
Průmyslová 1366, Prachatice II, 383 01 Prachatice, Czech Republic, Id. No. 604 88 018, registered under file No. C 4692 in the Commercial Register maintained with the Regional Court in České Budĕjovice;

(b)
Reinfurt-ČR, k.s., with seat in Průmyslová 1366, Prachatice II, 383 01 Prachatice, Czech Republic, Id. No. 62497375, registered under file No. A 2986 in the Commercial Register maintained with the Regional Court in České Budĕjovice (held by GRW ČR s.r.o. as an unlimited shareholder with no contribution to the registered capital of Reinfurt-ČR, k.s., and with Reinfurt KG as a limited shareholder with a contribution to the registered capital of Reinfurt-ČR, k.s. of CZK 1,904,000);

(c)
Reinfurt KG is the sole limited partner and GRW Management is the sole general partner of GRW High Precision Bearings LP, a Virginia limited partnership, 530 Eastpark Court, Suite H, Sandston, Virginia 23150, USA ("GRW High Precision"); and

(d)	Reinfurt KG is the sole shareholder of GRW Management, Inc., a Virginia corporation, 530 Eastpark Court, Suite H, Sandston, Virginia 23150, USA ("GRW Management").
(the "Non-German Subsidiaries").
Reinfurt KG holds all of the shares in GRW Management. Reinfurt KG holds a 99% limited partnership interest in GRW High Precision and GRW Management holds a 1% general partnership interest in GRW High Precision.
The Company, the German Subsidiaries and the Non-German Subsidiaries are herein-after jointly referred to as "Group Companies" and each of them as a "Group Company". The shares in the German Subsidiaries and the Non-German Subsidiaries are jointly referred to as "Subsidiary Interests".
2.4    Shareholder Loans

2.4.1	With loan agreement dated 14 February 2008, last amended on 29 October 2014, a copy of which is attached in Schedule 2.4.1 (the "Shareholder Loan Agreement"), Seller 4 has granted a shareholder loan to the Company in the amount of EUR 17,000,000 plus EUR 23,754,791.27 of outstanding interest payments as of 30 November 2015 (the "Shareholder Loan").

2.4.2	Seller 4 has sold and transferred to Seller 2, and Seller 2 has purchased and received from Seller 4, (with agreement dated 3 March 2015, notarial deed number 210/15 B, and supplemental agreement dated 30 October 2015, notarial deed number 1354/15 B, both of the notary Dr. Thomas Baumann in Würzburg) a part of the Shareholder Loan in the amount of EUR 249,996. As of 30 November 2015 the part of the Shareholder Loan held by Seller 2 amounts to EUR 113,051.66 plus EUR 158,619.35 outstanding interest payments (the "Sold Shareholder Loan 2").

2.4.3
Seller 4 has sold and transferred to Seller 3, and Seller 3 has purchased and received from Seller 4, (with agreement dated 3 March 2015, notarial deed number 209/15 B, and supplemental agreement dated 30 October 2015, notarial deed number 1355/15 B, both of the notary Dr. Thomas Baumann in Würzburg) a part of the Shareholder Loan in the amount of EUR 124,998. As of 30 November 2015 the part of the Shareholder Loan held by Seller 3 amounts to EUR 56,507.43 plus EUR 79,283.83 outstanding interest payments (the "Sold Shareholder Loan 3").

2.4.4
Seller 4 has sold and transferred to a former managing director a part of the Shareholder Loan in the amount of EUR 480,000 (including all outstanding interest claims) (the "External Shareholder Loan"). The amount of EUR 480,000 is due and payable by the Company to the former managing director on the Closing Date (the "Pay-off Amount II").

2.4.5
After the sales and transfers of parts of the Shareholder Loan referred to in Clauses 2.4.2 through 2.4.4, Seller 4 still holds a part of the Shareholder Loan in the amount of EUR 16,590,165.51 plus EUR 23,277,163.49 outstanding interest payments as of 30 November 2015 (the "Sold Shareholder Loan 1"). The Sold Shareholder Loan 1, 2 and 3 are jointly referred to as "Sold Shareholder Loans".

3.    SALE AND TRANSFER
3.1    Sale and Transfer of Sold Shares
Each of the Sellers 1 through 3 hereby sells and, subject to the transfer condition pursuant to Clause 3.3 below transfers (abtreten), the Sold Shares held by each of them, to the Purchaser with economic effect (mit wirtschaftlicher Wirkung) as of the Effective Date. The Purchaser accepts the sale and transfer.
3.2    Sale and Assignment of the Sold Shareholder Loans

Each of the Sellers 2 through 4 hereby sells and, subject to the transfer condition pursuant to Clause 3.3 below transfers (abtreten) to the Purchaser through the assumption of contract with full discharge (im Wege der Vertragsilbernahme mit befreiender Wirkung) of Sellers 2 through 4 as of the Closing Date the relevant Sold Shareholder Loan held by each of them (including all outstanding interest claims for the period through the Closing Date). The Purchaser accepts such sale, transfer and assumption of contract, which has been approved by the Company pursuant to the declaration of approval attached in Schedule 3.2.

3.3	Transfer Condition
The transfer of the Sold Shares and the Sold Shareholder Loans is subject to the condition precedent of the payment of the Purchaser Price in accordance with Clause 4.4 and further subject to the Closing Conditions in Clause 5.1.

3.4	Ancillary rights
The sale and transfer of the Sold Shares shall include all ancillary rights pertaining thereto (Nebenrechte), including without limitation the rights to any undistributed prof-its from any period prior to the Closing Date.
3.5    Waiver and Approval
For the avoidance of doubt and subject to Closing, the Sellers hereby waive any option or rights of first refusal they may have in relation to the Sold Shares and the Sold Shareholder Loans. Waiving all requirements regarding shareholders meetings of the Company, the Sellers hereby adopt a shareholders' resolution and approve the sale and transfer of the Sold Shares pursuant to this Agreement in accordance with the Company's articles of association.
4.    TRANSACTION AMOUNTS, PURCHASE PRICE
4.1    The consideration for the sale and transfer of the Sold Shares and the Sold Shareholder
Loans shall be calculated as set forth below (a calculation applying the below provisions and specifying the amounts as per the Scheduled Closing Date is attached hereto as Schedule 4.1):

(a)	An amount of EUR 138,753,000 ("Net Disbursements");
minus

(b)	EUR 18,250,000 (net of accrued interest) owed by the Company to external lenders (i.e., banks) of the Company ("Lenders") as per 30 November 2015 ("Pay-off Amount") (set forth in Schedule 4.1 Line 2) to be set forth in a letter addressed to the Sellers, the Purchaser, the Company and the respective Group Companies to be submitted by the Sellers to the Purchaser as set forth in Clause 5.1.1 ("Release Letter");
minus

(c)	EUR 480,000, i.e. the Pay-off Amount II as set forth in Clause 2.4.4 and specified in Schedule 4.1 Line 3,
The remaining EUR 120,023,000 ("Purchase Price") (set forth in Schedule 4.1 Line 4) shall be allocated to the Sold Shares and the Sold Shareholder Loans as follows:

(d)	For the Sold Shareholder Loans including interest throughout the period until
30 November 2015 an amount of EUR 40,293,000 "Sold Shareholder Loan Amount" set forth in Schedule 4.1 Line 7 and

(e)	For the Sold Shares an amount of EUR 79,730,000 ("Sold Share Price"), set forth in Schedule 4.1 Line 10;
whereas the Parties agree that the Sold Share Price already includes the deduction of :
(i)EUR 895,000 as Permitted Leakage (as defined below) for the specific line items (miscellaneous and management bonuses) as set forth in Schedule 4.1 Line 8;
and
(ii) EUR 250,000 as an workforce bonus payment as set forth in Schedule 4.1 Line 9.

4.2	No adjustment/ Locked Box
Sellers and Purchaser agree that, subject to Clauses 4.6, 6.2.4 and 12.6 below, the Net Disbursement and the Purchase Price as per the Closing Date, as calculated pursuant to the provisions in Clause 4.1, is fixed and there shall be no adjustments.

4.3	Interest

4.3.1	The Sold Share Price, as calculated per the Closing Date, shall bear interest for the period beginning on the day following 30 November 2015 up to and including the date of its actual payment at an interest rate of 1% p.a., to be calculated on the basis of the days elapsed and a 365 day year.

4.3.2	The Sold Shareholder Loans, as calculated per the Closing Date, shall bear interest for the period beginning on the day following 30 November 2015 up to and including the date of its actual payment at a rate of 12% per annum. Interest on the Sold Shareholder Loan shall be calculated on the basis of a 360 day year and 12 months of 30 days.

4.3.3	In case the Lenders request any break-up or termination fee, the Sellers shall reimburse the Company for any such break-up or termination fees. Any obligation of the Company to pay interest to the Lenders shall not be affected thereby.

4.3.4.	Sellers shall use reasonable best efforts to obtain a Release Letter prior to 30 November
2015 providing that the amount owed to the Lenders to obtain the release contemplated by the Release Letter does not exceed EUR 18,285,000.
In case the amount owed to the Lenders to obtain all of the releases contemplated by the Release Letter exceeds EUR 18,285,000, the Sellers shall, at Purchaser's option, either pay directly at Closing, or reimburse the Company for, any such excess amount over EUR 18,285,000.

4.4	Due Date for Payment

4.4.1	The Purchase Price shall be due and payable as follows:

(a)
EUR 118,822,770 (i.e. the Sold Shareholder Loan Amount plus the Sold Share Price minus the Escrow Amount) to Sellers on the Closing Date by wire transfer, free of charges and any other deductions into Seller 1's account, IBAN NL18 RBOS 0597 1497 47, BIC RBOSNL2A (the "Seller 1 Account"). Such payment shall have full discharging effect also vis-à-vis Seller 2, Seller 3 and Seller 4. It is the sole responsibility of Seller 1 to transfer the relevant portion of the Purchase Price (including interest pursuant to Clause 4.3) to Seller 2, Seller 3 and Seller 4; and

(b)
EUR 1,200,230 (1% of the Purchase Price; the "Escrow Amount") (as set out in Schedule 9.2.1) into the escrow account ("Escrow Account") set up by the officiating notary acting as escrow agent ("Escrow Agent") pursuant to the escrow agreement attached in Schedule 4.4 hereto (the "Escrow Agreement") and shall be released to the Sellers respectively the Purchaser in accordance with the Escrow Agreement; and

(c)
if Closing occurs later than 30 November 2015, interest pursuant to Clauses 4.3.1 and 4.3.2. to Sellers on the Closing Date by wire transfer, free of charges and any other deductions into the Seller 1 Account.

4.5	Value Added Tax
The Parties assume that no VAT shall become payable with respect to the sale of the Sold Shares and/or the Sold Shareholder Loans pursuant to this Agreement. The Sellers undertake not to subject any services or supplies under this Agreement to VAT without the prior written consent of the Purchaser. If and to the extent that contrary to the Parties' assumption VAT shall be assessed by the Tax Authorities, it shall become payable by Purchaser with effect as of the Closing Date (including any interest thereon from such date) in addition to the Purchase Price. In the event that VAT shall be assessed, Sellers shall promptly issue an invoice to Purchaser properly reflecting such VAT.

4.6	Adjustment of the Purchase Price
If any payment is made by the Sellers to the Purchaser or by the Purchaser to the Sellers in respect of any claim for any Breach or pursuant to an indemnity under this

Agreement, the payment shall be treated as an adjustment of the Purchase Price for the Sold Shares pursuant to Clause 4.1(e).

5.	CONDITIONS TO CLOSING

5.1	Closing Conditions
The obligations of the Parties to consummate (vollziehen) this Agreement and to perform the actions at the Closing pursuant to Clause 9.2 shall be subject to the following closing conditions (the "Closing Conditions"):

5.1.1
Lenders have agreed to accept full repayment on the Closing Date of all then outstanding amounts under the facility agreements ("Pay-off Amount") and have agreed to release their pledge over the shares in Verwaltungsgesellschaft and Reinfurt KG and, as applicable, to reassign or retransfer to the respective security grantor, or cancel, any other security granted by the Company and any Group Company, including but not limited to land charges, global cessions, pledges of IP etc, by a letter addressed to the Sellers, the Purchaser, the Company and the respective Group Companies ("Release Letter") or other appropriate release instruments, subject only to the condition or reservation of the full payment of the Pay-off Amount, on terms reasonably acceptable to the Purchaser.

5.2	Information and Waiver

5.2.1	The Sellers shall give evidence to the Purchaser of the satisfaction of the Closing Conditions pursuant to Clause 5.1 without undue delay of becoming aware of the same.

5.2.2	Without prejudice to any other rights and obligations under this Agreement, the Purchaser may waive the Closing Conditions at any time.

6.	NO LEAKAGE

6.1	Profits 2015
The Parties are in agreement that the Group Companies shall be sold by Sellers to Purchaser with all profits of the Group Companies relating to the period from 1 January 2015 until the Closing Date.

6.2	No Leakage

6.2.1	The Sellers guarantee (as an independent promise of guarantee pursuant to Sec. 311
German Civil Code (BGB)) in relation to the period from the Effective Date until the date of this Agreement and undertake in relation to the period from the date of this Agreement to the Closing Date that, other than with the prior written consent of the Purchaser:

(a)	during the period from the Effective Date to the date of this Agreement, neither the Sellers nor any of Sellers' Affiliates (other than the Group Companies) nor any relatives pursuant to Sec. 15 AO of the Seller 2 or 3 or any entity directly or indirectly affiliated (Sec. 15 et.seq. AktG) with such relatives (the "Relatives"), nor any director, officer or employee of any Seller, any Seller Affiliate, or any Relative (jointly the "Sellers' Recipients" and individually, as the case may be with respect to a Seller, that "Seller's Recipient(s)") have received or become entitled to receive or otherwise directly or indirectly benefit from Leakage other than any Permitted Leakage; and

(b)	during the period from the date of this Agreement until the Closing Date, no
Recipient will receive or become entitled to receive any Leakage other than any Permitted Leakage.

6.2.2
"Leakage" means any payment or transfer of cash or assets, or any binding commitment to pay, or any transfer of cash or assets (in each case excluding Permitted Leak-age) by or for the account of any Group Company directly or indirectly to any Sellers' Recipients including, without limitation:

(a)
any dividend (whether in cash or in kind and including constructive dividends) or other distribution or return of capital, including a redemption, repurchase or reduction of any share capital of the Company;

(b)	any asset transfer, purchase or disposal between a Group Company and any Recipient;

(c)
any transaction expenses (i.e., management fees, monitoring fees, advisory fees, directors' fees or other fees or compensation (such as exit bonus payments to managing directors of a Group Company) including, without limitation, transaction fees or expenses or brokerage or finders' fees or agents' commissions or legal or accounting advisor fees in connection with this transaction), excluding those transaction expenses set out in Schedule 6.2.3(b) (the "Expense Leakage") for the avoidance of doubt regardless of whether made to any Sellers' Recipients or a third party;

(d)
lending or borrowing between a Group Company and any Recipient and any increase or reduction thereof as well as providing any guarantee or other security interest to secure any indebtedness of a Group Company or any Recipient; and

(e)	the waiver, forgiveness or discount of any amounts due to a Group Company from a Recipient.

6.2.3	"Permitted Leakage" means:

(a)
any payment to any Recipient pursuant to any agreement entered into prior to the date of this Agreement and listed in Schedule 6.2.3(a) with respect to the supply of products or the provision of services in the ordinary course of business at fair market terms and conditions;

(b)	the other payments listed in Schedule 6.2.3(b) or which become due and payable under the Sold Shareholder Loans prior to the Closing Date; and

(c)	for the avoidance of doubt, the payment of the Pay-off Amount and the Pay-off Amount II on the Closing Date.

6.2.4
The Permitted Leakage is reflected in the determination of the Purchaser Price and the payments to be made on the Closing Date. In the event of a breach of the guarantee or undertaking pursuant to Clause 6.2.1, the relevant Seller, (i.e., the Seller to whom a Recipient is attributable) shall, if any, remedy or procure remediation of the respective Leakage as required in respect of the nature of such Leakage or breach, i.e., by way of

(a)	repayment in the event the Leakage consist of a payment;

(b)	restitution (Herausgabe) or, to the extent restitution cannot be effected, compensation (Wertersatz) in the event the Leakage consists of a delivery of assets;

(c)	re-assumption of or, to the extent re-assumption cannot be effected, indemnification from, the relevant liabilities in the event that the Leakage consists of an assumption of liabilities;

(d)	release of the Group Company from the commitments or similar liabilities constituting the Leakage; or

(e)	otherwise under applicable law.

7.	PERIOD UNTIL CLOSING

7.1	Sellers' Obligations in Relation to the Conduct of Business

7.1.1
From the date of this Agreement until the Closing Date, the Sellers shall procure that the business of the Group Companies (the "Business") is conducted in the ordinary course, consistent with past practice, and in accordance with the standard of care of a prudent merchant (Sorgfalt eines ordentlichen Kaufmanns).

7.1.2
Notwithstanding the generality of the foregoing, except for any transactions contemplated by or disclosed in this Agreement, the Sellers shall ensure that, without the prior written consent of the Purchaser, the Group Companies shall neither take, nor commit to take, any transaction which would, had such transaction been taken in the time period between the Effective Date and the date hereof, constitute a breach of the Sellers Guarantees contained in Clause 10.8.2, nor any of the following measures in relation to any Group Company:

(a)	amendment of the articles of association of a Group Company,

(b)	execution or approval of any transformation (Umwandlung) in the meaning of the German Reorganization Act (Umwandlungsgesetz),

(c)	conclusion of any enterprise agreement (Unternehmensvertrag) or silent partnership agreement,

(d)	election of new auditors,

(e)	conclusion of any works agreement (Betriebsvereinbarung) and/or collective bargaining agreement (Tarifvertrag),

(f)	appointment, dismissal, or execution of or changes to the service or employment contracts of, any key employees, directors and officers,

(g)	waiver of any claims of the Company against any current or former directors and officers,

(h)	disposal or redemption of, or commitment to redeem or dispose of, shares in the Company or any other Group Company,

(i)	creation or issuance of, or granting any option to subscribe for, any share capital of any Group Company,

(j)	acquisition of any share or other interest in any company, partnership or other venture, or

(k)	violation of any of the agreements underlying the fiscal unity (Organschaft) entered into between any of the Group Companies and the implementation of such fiscal unities,

(l)	termination of any Material Agreement by any of the Group Companies, or

(m)	causing the termination of a Material Agreement by any action or omission of any Group Company in bad faith.

7.2	Insurance
The Sellers shall procure that the Group Companies remain insured until the Closing Date in substantially the same way as they are on the date of this Agreement and that all premiums due for such insurances are duly and timely paid.

7.3	Tax Covenant
From the date of this Agreement until the Closing Date, the Sellers shall procure the Group Companies

(a)	to prepare and file any Tax Returns in full compliance with applicable law when due on or before the Closing Date, and

(b)
to timely pay and/or withhold all taxes to be withheld or payable under any Tax Returns or otherwise and remit such Taxes to the competent Tax Authority, except for cases of suspension granted in the course of bona fide objections against Tax assessments (Aussetzung der Voliziehung im Einspruchsverfahren), and

(c)	to inform the Purchaser in due course about any upcoming or announced tax related audits, appeals or proceedings, and

(d)	to comply with all applicable material and procedural Tax law in all material respects.

7.4	Disclosure of Events
Until the Closing Date the Sellers undertake to disclose to the Purchaser in writing immediately upon becoming aware of any events which are or may constitute a Breach by the Sellers, which materially adversely affect or are reasonably likely to materially adversely affect any of the Group Companies' assets, business, financial condition, results of operations or prospects.

7.5	No Further Claims
With the exception of the claims under the Shareholder Loans or provided for in this Agreement, or with respect to Seller 2 and Seller 3 under the management service agreements, the Sellers have no other claims against any Group Company. The Sellers agree not to enforce any other claims against a Group Company and to ensure that no Affiliate of them enforces a claim against any Group Company.

7.6	Cooperation
Immediately following the Signing Date, Sellers shall deliver to Purchaser a list identifying all of the customers, suppliers and agents of each Group Company for the past five years, in form reasonably satisfactory to Purchaser and shall make Group Companies', employees and managing directors available for consultation at Purchaser's reasonable request. Purchaser shall be entitled to use such lists for any purpose in connection with determining whether any such customer, supplier and agents (or, in each case, an officer, director, partner, employee, agent, member or manager thereof, as applicable) is or was during the past five years (a) named by a United States governmental authority as a "Denied Party," "Restricted Party," "Specially Designated National," or other blocked person (as the terms are commonly used in the United States export field) or (b) subject to, or located in any jurisdiction that is or was subject to, any sanctions or other export or trade restrictions administered by a United States governmental authority. In the event Purchaser determines that a customer or supplier of a Group Company is affirmatively identified in Clause (a) or (b) above, Sellers shall provide their documentation reasonably requested by Purchaser evidencing such Group Company's compliance with, or other attempts to mitigate any potential violation of, export or trade laws with respect to such customer, supplier or agents.

7.7
Sellers shall in good faith cooperate with Purchaser and afford Purchaser and its representatives reasonable access (with an opportunity to make copies), during normal business hours and upon reasonable notice, to Sellers' books and records (whether in hard copy or computer format) with respect to the Group Companies for periods prior to the Closing as Purchaser may reasonably request from time to time, (i) from the Signing Date for purposes of Purchaser's Purchase Price Accounting and, (ii) from 1 Decem-

ber, should Closing not have occurred by then, the Purchaser's preparation of its consolidated accounts; provided, however, that such access will not unreasonably interfere with the conduct of Seller's business.

8.	RIGHT TO WITHDRAW

8.1	Non-fulfillment of Closing Condition

8.1.1
If the Closing Condition is not satisfied on or before 31 March 2016 or can definitely not be fulfilled, each Party may withdraw from this Agreement (Rücktritt) within 10 Business Days after the aforementioned date respectively after the date on which it be-came apparent that the Closing Condition can definitely not be fulfilled (the "Withdrawal Period"), without observing a notice period, provided that no right of withdrawal shall exist for a Party that has hindered or delayed the satisfaction of the Closing Conditions in bad faith (wider Treu und Glauben).

8.1.2
The right to withdraw may be exercised by the respective Party by sending a statement of withdrawal during the Withdrawal Period to the other Party. Sellers may only exercise their right to withdraw jointly.

8.2	Consequences of Withdrawal

8.2.1
In the event of a withdrawal, the provisions set out in Clauses 13.1 and 14 shall continue to be effective. All other provisions and obligations of the Parties shall cease to have effect without any liability of either Party, except that the withdrawing Party shall have all rights and claims under this Agreement, if the other Party has hindered or delayed the satisfaction of the Closing Conditions in bad faith (wider Treu und Glauben).

8.2.2	Any failure to exercise a right to withdraw from this Agreement shall not be deemed to constitute a waiver of any other right the Party may have under or in connection with this Agreement.

9.	CLOSING

9.1	Closing Place and Date

9.1.1
The consummation (Vollzug) of this Agreement ("Closing") shall take place at the offices of Mayer Brown LLP in Düsseldorf, Germany, at 10 hrs on 30 November 2015 or at such other location, time or date as may be agreed between the Purchaser and the Sellers ("Scheduled Closing Date"), provided however that should the Closing Condition should be met after 30 November 2015 the Scheduled Closing Date shall not take place before 3 days after fulfillment of the Closing Condition and further provided that the Scheduled Closing Date shall in case that the Closing Condition is not met by 7 December 2015 a Scheduled Closing Date should not take place before 4 January 2016. The day and time, on which the last of the Closing Actions (as defined below) has been performed and the transfer condition pursuant to Clause 3.3 above has been satisfied, shall be referred to as the "Closing Date".

9.2	Closing Actions
On the Scheduled Closing Date, the Parties shall take the following actions ("Closing Actions") simultaneously (Zug um Zug):

9.2.1	The Purchaser shall

(a)	Upon request of the Sellers pay the Pay-off Amount set forth in Clause 4.1(b) directly to the Lenders into an account to be specified in the Release Letter,

(b)	Upon request of the Sellers pay the Pay-off Amount II set forth in Clause 2.4.4 into an account of the former manager to be specified by Seller 1;

(c)	Make the payment into the Escrow Account pursuant to Clause 4.4.1(b);

(d)	The remainder of the Purchase Price into the Seller 1 Account.
Such payments and their exemplary amounts as per the Scheduled Closing Date are attached hereto as Schedule 9.2.1.

9.2.2
The Sellers shall provide the Purchaser with a written confirmation dated as of Closing, after review by the Sellers of the Sellers Guarantees and due inquiry of the Management of the Company, that the Sellers Guarantees which are given as of the Closing Date pursuant to Section 10, either (i) continue to be true and correct as of the Closing Date, or (ii) should (i) not be the case, describe in reasonable details any Breach of the relevant Sellers' Guarantee.

9.2.3	The Sellers shall deliver to Purchaser duly executed resignation letters of the members of the advisory board (Beirat) of Verwaltungsgesellschaft and Reinfurt KG.

9.2.4	If not already done prior to Closing, the Sellers and the Purchaser shall execute the Escrow Agreement and shall instruct the Escrow Agent to also execute the Escrow Agreement.

9.2.5	The Sellers and the Purchaser shall sign an additional document to evidence separately that the Shareholder Loans have been transferred.

9.2.6	The Purchaser shall deliver to Sellers 2 and 3 signed copies of the letter attached in Schedule 9.2.6 in draft form.

9.2.7	The Parties shall instruct the officiating notary to file the updated shareholder list of the
Company to the Commercial Register of the local court of Würzburg.

9.3	Closing Minutes

Upon completion of the Closing Actions, the Sellers and the Purchaser shall sign the closing minutes based on the draft attached in Schedule 9.3 to confirm to each other that the Closing Actions have been taken in accordance with this Agreement and that the Closing Conditions have been fulfilled or waived. The legal effect of such statements shall be limited to serve as evidence that all Closing Actions have been per-formed or waived and that the Closing has occurred, but shall not limit or prejudice in any manner the rights of the Purchaser arising under this Agreement or under the law.

9.4	Discharge of Managing Directors
Immediately before the Closing, the Sellers shall resolve on a discharge (Entlastung) of the managing directors of the Company for the period from the end of the last fiscal year of the Company until and including the Closing Date and shall procure that such resolution is also adopted for the managing directors of the other Group Companies.

10.	SELLERS' GUARANTEES
The Sellers guarantee by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to Sec. 311 German Civil Code (BGB) and exclusively with the remedies pursuant to Clause 11, that the following statements ("Sellers' Guarantees") are true and correct as of the Signing Date or as of such other date(s) expressly stated herein.

10.1	Corporate Status
As of the Signing Date and the Closing Date, the information in Clauses 2.1 through 2.3 is complete and correct. As of the Signing Date and the Closing Date, each Group Company has been duly established and is validly existing under the laws of the jurisdiction of its organization. As of the Signing Date and the Closing Date, each Group Company has the unrestricted right, power, authority and capacity to own its assets and to conduct its business as currently conducted and as proposed to be conducted and to own and operate the properties and assets now owned and being operated by it.

10.2	No Insolvency
As of the Signing Date and the Closing Date, (a) no insolvency or similar proceedings have been opened or applied for regarding the assets of any of the Sellers or any of the Group Companies, and (b) there are no circumstances which would require the opening of or application for such proceedings. As of the Signing Date and the Closing Date, no Group Company is illiquid or over-indebted. As of the Signing Date and the Closing Date and other than stated in Clause 2.3.1, no Group Company is a party to any enter-prise agreement (Unternehmensvertrag) within the scope of Section 291 et seq. AktG or any equivalent agreement under the laws of any jurisdiction.

10.3	Corporate Documents

As of the Signing Date and the Closing Date, Schedule 10.3 includes a list of the latest versions of the articles of association or partnership agreement (or equivalent document or agreement) of any Group Company. As of the Signing Date and the Closing Date, no resolutions or other statements for the amendment of these documents have been made, and no filings to the commercial register (or to an equivalent corporate authority) in respect of any Group Company are pending.

10.4	Sold Shares and Subsidiary Interests
As of the Signing Date and the Closing Date, the Sold Shares and Subsidiary Interests have been validly issued in compliance with applicable law. As of the Signing Date, if not stated otherwise in Schedule 10.4(a), and as of the Closing Date, (a) the Sellers hold sole, unrestricted legal and beneficial title (uneingeschrankte rechtliche and wirtschaftliche Inhaberschaft) to the Sold Shares and the Sold Shareholder Loans, and (b) the Company and each Group Company holds sole, unrestricted legal and beneficial title to the Subsidiary Interests. As of the Signing Date, if not stated otherwise in Schedule 10.4(a), and as of the Closing Date, the Sold Shares and the Subsidiary Interests and the Sold Shareholder Loans are not pledged (verpfändet), attached (gepfändet) or otherwise encumbered (belastet) with any third party rights. For the avoidance of doubt, the pledges of the Sold Shares and Subsidiary Interests existing on the Signing Date which are listed in Schedule 10.4(a) will be released as of the Closing Date at the latest.
As of the Signing Date and as of the Closing Date, (a) the Sellers have the unrestricted right, power, authority and capacity to execute and consummate this Agreement and the transactions contemplated herein, (b) all required approvals of any corporate bodies of the Seller 1 and the Seller 4 have been given and remain in effect, (c) the signing and consummation of this Agreement does not require the approval of any spouse of Seller 3, (d) the approval of the spouse of the Seller 2 pursuant to sections 1365 and 1366 of the German Civil Code (BGB) is attached in Schedule 10.4(b) hereto and remains in effect.

10.5	No Other Interests
As of the Signing Date and Closing Date, (a) the Sold Shares constitute the entire share capital of the Company, and (b) the Subsidiary Interests constitute the entire share or other equity capital of the other Group Companies.

10.6	Contributions
As of the Signing Date and Closing Date, the Sold Shares and the Subsidiary Interests are fully paid up and all contributions have been made in compliance with applicable law and have not been repaid or returned, in whole or in part, whether open or dis-guised, directly or indirectly, and there have been no payments or transactions in breach of Section 30 GmbHG. As of the Signing Date and Closing Date, there are no obligations to make further contributions (keine Nachschusspflichten) in relation to the Sold Shares or the Subsidiary Interests.

10.7	Financial Statements

10.7.1
The consolidated annual financial statement of the Company, consolidating the Company and the Group Companies listed in Schedule 10.7.1 (1) (the "Consolidated Group Companies") for the fiscal year ending on 31 December 2014 (including as a balance sheet (Bilanz) the Effective Date Balance Sheet, profit and loss statement (Gewinn- and Verlustrechnung), cash flow statement, notes (Anhang) and a business report (Lagebericht)) audited by KPMG AG Wirtschaftspriffungsgesellschaft and attached as Schedule 10.7.1 (2) (the "Consolidated Financial Statement") complies in all material respects with German generally accepted accounting principles (GAAP) (Bilanzierungsrichtlinien nach dem HGB sowie Grundsätze ordnungsmeißiger Buch-führung - GoB) and applicable law.

10.7.2
The individual annual financial statement of Reinfurt KG for the fiscal year ending on 31 December 2014 (including a balance sheet, profit and loss statement, cash flow statement, notes and business report) attached as Schedule 10.7.2 (the "Individual Financial Statement" and, together with the Consolidated Financial Statement, the "Financial Statements") comply in all material respects with German GAAP and applicable law.

10.7.3
The Financial Statements present a true and fair view of the net worth as well as of the assets and liabilities (Vermögenslage), financial position (Finanzlage) and earnings position (Ertragslage) of the Group Companies taken as a whole and in accordance with applicable GAAP.

10.8	Conduct of Business

10.8.1	As of the Effective Date through the Signing Date, the Business has been conducted in the ordinary course of business, in accordance with the standard of care of a prudent merchant (Sorgfalt eines ordentlichen Kaufmanns).

10.8.2	Except as disclosed in Schedule 10.8.2, the Group Companies have not, except in the ordinary course of business

(a)	incurred a liability (including any conditional, deferred or deferrable liabilities) which exceeds the amount of EUR 500,000 in the individual case and is still outstanding on the Signing Date;

(b)	taken out loans or credits or other financing liabilities, except for short-term credit which may be extended in the individual case up to EUR 100,000, or assumed a liability for third parties' debts;

(c)	pledged, assigned, created a security interest in, or otherwise encumbered, any tangible or intangible assets (regardless of whether such assets can or cannot be recognized on the balance sheet);

(d)
sold, leased to others, transferred, purchased, or undertaken to do any of the foregoing in relation to, any tangible or intangible assets having a value of more than EUR 100,000 in the individual case (regardless of whether such as-sets can or cannot be recognized on the balance sheet);

(e)	waived or entered into any settlement with regard to any liabilities or other obligations in an amount of more than EUR 100,000;

(f)
with respect to any managing director, made any changes regarding salaries or other (also performance-based) remuneration or other contractual terms or paid any bonuses, extraordinary compensation, pensions or made any severance payments outside the ordinary course of business or has otherwise committed (even conditionally) to make such payments or granted any such person a loan;

(g)
increased or reduced their share capital and have not issued or transferred shares or agreed to take such actions and has not granted or sold any subscription rights, options or other rights to receive shares or otherwise agreed to take such actions;

(h)	started a new business line or opened branch offices, abandoned any existing lines of business or closed any business establishments (Betriebsstätten);

(i)
effected any material change to any method of accounting or accounting practice or policy currently applied by the Target Group, as the case may be, except as required by reason of a concurrent change in, or conversion to, the applicable generally accepted accounting principles;

(j)
made any capital expenditures by additions or improvements to property, plant or equipment or acquisition of other fixed assets (Anlagevermögen), which have not been approved before the date hereof or which have not been provided for in the respective budget or business plans, except for capital expenditures which do not exceed the amounts provided for in the budget or business plan by more than EUR 100,000 in the aggregate;

(k)	entered into any company-wide collective bargaining agreement (Firmentarifvertrag);

(l)	modified their research and development, manufacturing, purchasing, sales, marketing or pension policies;

(m)	engaged in any real property transactions, specifically the purchase, encumbrance or sale of real properties or rights equivalent to real properties; or

(n)	made any representations, warranties or guarantees with respect to any of their products or services.

10.9	Real Estate

10.9.1
Schedule 10.9.1 includes for each Group Company, as of the Signing Date and Closing Date, a correct and complete list of all real estate owned or co-owned by such Group Company, or subject to an inheritable building right (Erbbaurecht) in favor of such Group Company and correctly states for each such piece of real estate the location, applicable land register or other identification data, size, use, type of legal title, co-owner, if any, and encumbrances (the "Owned Real Estate"). As of the Signing Date and Closing Date, the existing encumbrances of the Owned Real Estate do not impede the use of the Owned Real Estate, as such use exists and as it is required to continue the business operations in the same manner and scope as they are currently conducted.

10.9.2
Except as disclosed in Schedule 10.9.2 and as of the Signing Date and Closing Date, each Group Company is the unrestricted legal owner of the Owned Real Estate as listed in Schedule 10.9.1 and no piece of Owned Real Estate is (i) encumbered with any land charges or mortgages (Grundpfandrechte) or encumbrances (Belastungen) as shown in the land register (Grundbuch Abteilung II), (ii) subject to any non-registered or otherwise pending transfer (Auflassung) or other disposition (Verfügung) or any sale, contribution or other contractual arrangement creating an obligation to transfer any real estate or to create, change or abolish any encumbrances.

As of the Signing Date and the Closing Date and to Sellers' Best Knowledge, third parties have not built over the Owned Real Estate, and nothing has been built over any real property of third parties. As of the Signing Date and the Closing Date, except as set forth in Schedule 10.9.2, the Owned Real Estate is not let to any third parties.

10.9.3
All real estate taxes (Grundsteuern), development charges (Erschließungsbeitrage) and other public charges payable with respect to the Owned Real Estate which have become due have been fully paid or properly accrued in the Financial Statements.

10.9.4
As of the Signing Date and the Closing Date, Schedule 10.9.4 includes for each Group Company a correct and complete list of all real estate leased by such Group Company from any third party (the "Leased Real Estate"). As of the Signing Date and the Closing Date, the details on the leases in Schedule 10.9.4 are complete and correct and none of the leases has been terminated. As of the Signing Date and the Closing Date, no real estate other than the Owned Real Estate and the Leased Real Estate (jointly the "Real Estate") is currently used by or necessary for any Group Company to conduct its business as currently conducted. The Leased Real Estate is only of minor importance and not essential to conduct the current business of the Group Companies.

10.9.5
To the Sellers' Best Knowledge, no Group Company has received a notice by a public authority that the Real Estate does not comply in all material respects with the applicable public law provisions. To Sellers' Best Knowledge, none of the Group Companies has been requested to remediate or to investigate possible Environmental Contaminations of the Owned Real Estate or the Leased Real Estate. Furthermore, to the Sellers'

Best Knowledge, there are no reasons why remediation or investigation measures could be requested.
For the purpose of this clause, the following definitions may apply: "Environmental Contamination" means the known or unknown presence of any Hazardous Material in the Environment. "Hazardous Material" means any wastes, pollutants, contaminants, chemicals, or substances or preparations, or any other natural or artificial substances (whether solid, liquid or gaseous) that are (i) defined or listed by any environmental authority or by an Environmental Law as hazardous, toxic, pollutant or contaminant, or (ii) regulated or governed by any Environmental Law, or (iii) capable of causing harm or damage to the Environment. "Environment" means all or any of the following: air (including the air in buildings), water (including water bodies, groundwater, water under or within land or in drains or in sewers), soil gas, land, biota, buildings and installations or other man-made structures. "Environmental Law" means the legal provisions applicable at the date of this Agreement or other governmental regulations for the protection of the Environment.

10.10	IP Rights

10.10.1
Schedule 10.10.1 includes, as of the Signing Date and the Closing Date, for each Group Company a correct and complete list of all patents, utility models (Gebrauchsmuster), registered designs (Geschmacksmuster), trademarks (Marken) copy-rights, domain names and all pending applications with respect to such rights (together "IP Rights") owned by such Group Company (the "Owned IP Rights").

10.10.2
Except as disclosed in Schedule 10.10.1, as of the Signing Date and the Closing Date, each Group Company is the unrestricted legal and beneficial owner of the Owned IP Rights listed for such Group Company in Schedule 10.10.1 and no Owned IP Right is (i) encumbered with any rights of any third party, including the Sellers, any Sellers' Affiliates or (ii) subject to any non-registered or otherwise pending transfer or other disposition or any sale, contribution or other contractual arrangement creating an obligation to transfer or to create, change or abolish any encumbrances. As of the Signing Date and the Closing Date, except as shown in Schedule 10.10.2, the Group Companies have not entered into license agreements as licensor with respect to any of the IP Rights. No third party has raised, or - to the Sellers' Best Knowledge - has a legal basis to raise, any ownership rights or encumbrances relating to the Owned IP Rights listed for each Group Company in Schedule 10.10.1.

10.10.3
As of the Signing Date and Closing Date, the Group Companies have filed all applications for renewals and paid when due all registration and renewal fees as well as all annuities until the Closing Date to properly maintain the Owned IP Rights in the jurisdictions where they are frequently used by the Group Companies.

10.10.4	As of the Signing Date and the Closing Date, Schedule 10.10.4 includes for each Group Company a correct and complete list of all IP Rights licensed or sub-licensed by any third party to a Group Company, each for an aggregate annual license fee of more than EUR 25,000 (the "Licensed IP Rights"). Neither of the Group Company has terminated any Licensed IP Rights nor has any of the Group Companies received a written notice of termination from the relevant licensor.

10.10.5
To Sellers' Best Knowledge no material IP Rights other than the Owned IP Rights and the Licensed IP Rights are currently used by or proposed to be used by any Group Company to conduct its business as currently conducted.

10.10.6
To Sellers' Best Knowledge, (i) the Owned IP Rights have not been challenged (angegriffen) by any third party and (ii) no such challenge has been threatened in writing. None of the Owned IP Rights is subject to any pending judgment, injunction, order or decree issued against a Seller or a Group Company.

10.10.7
Except as disclosed in Schedule 10.10.7, no Group Company infringes (verletzt), as of the Signing Date and the Closing Date, upon any material IP Right of any third party (including without limitation those of the Sellers' and the Sellers' Affiliates) and to Sellers' Best Knowledge, no such infringement has been asserted. To Sellers' Best Knowledge, no third party (including without limitation the Sellers and the Sellers' Affiliates) infringes upon any of the Owned IP Rights.

10.10.8
Each Group Company has, to Sellers' Best Knowledge, observed, to the extent applicable, the relevant applicable rules relating to employee inventions, in particular regarding the employees' inventions as embodied by the Owned IP Rights. As of the Signing Date and the Closing Date, all Group Companies have paid all remuneration which was due and payable prior to the Signing Date to persons entitled to any compensation under the applicable laws on employees' inventions.

10.10.9
As of the Signing Date and the Closing Date, the Group Companies are duly authorized, either based on ownership or based on license agreements, to use the Software as currently used by the Group Companies.

10.11	Assets

10.11.1
As of the Signing Date and the Closing Date, each Group Company is the legal and beneficial owner of all fixed assets (Anlagevermögen) (other than Real Estate or IP Rights) (collectively "Assets") which are included in the Effective Date Balance Sheet or are reported in the books and records of the Group Companies to have been acquired since the Effective Date (the "Owned Assets"), except for Assets (i) which have been disposed of since the Effective Date in the ordinary course of business, (ii) which are subject to customary retention of title arrangements (branchenübliche Eigentumsvorbehalte) or customary assignments for security purposes (Sicherungsübereignungen) of suppliers, or (iii) the loss or transfer of which has been disclosed in Schedule 10.11.1.

As of the Signing Date and the Closing Date and subject to the Release Letter and except as disclosed in Schedule 10.11.1 and subject to the qualifications contained in Clause 10.11.1, the Assets are not encumbered with any rights of any third party, including, without limitation, the Sellers or any Sellers' Affiliates.

10.12	Material Agreements

10.12.1
Schedule 10.12.1 includes for each Group Company correct and complete lists of all of the following agreements, other than agreements which have already been fully performed by all parties thereto (the "Material Agreements"):

(a)	agreements for joint ventures, strategic alliances or joint development of products or technology;

(b)
loan agreements with any Group Company as borrower or lender and other instruments evidencing financial indebtedness of or owed to any Group Company (but excluding agreements amongst the Group Companies), in each case with outstanding amounts (including interests) in excess of EUR 100,000;

(c)
guarantees, suretyships (Bürgschaften), letters of comfort (Patronatserklärungen), performance or warranty bonds and similar instruments issued by any third party, to secure any indebtedness or other obligation of any Group Company or issued by any Group Company to secure any indebtedness or other obligation of any third party;

(d)	agreements regarding swaps, options, forward sales or purchases, futures and other financial derivatives and combinations thereof;

(e)	agreements relating to capital expenditures involving an amount exceeding EUR 100,000;

(f)	real estate lease agreements with any Group Company as lessee or lessor involving an annual rent (without ancillary costs) in excess of EUR 100,000;

(g)	lease agreements regarding assets other than real estate with any Group Company as lessee or lessor involving an annual rent in excess of EUR 100,000;

(h)	agreements with customers as well as purchase or service orders or similar commitments by customers of the Group Companies with an outstanding in-voice value exceeding EUR 100,000;

(i)	agreements with suppliers of any goods or services which resulted during the last fiscal year, or are likely to result during the current fiscal year, in an in-voice volume exceeding EUR 250,000;

(j)	agency agreements, agreements with independent dealers and distributors or other distribution agreements;

(k)	consultancy agreements (Beraterverträge) providing for an annual remuneration exceeding EUR 100,000;

(l)
agreements imposing any material restriction on a Group Company to engage in any line of business or compete with any third party, to acquire any products or services from any third party, to sell any products to or perform any services for any third party or to develop any technology;

(m)	agreements between the Group Companies on the one side and any of the Sellers or their Affiliates on the other side; and

(n)
any other agreements (but excluding agreements amongst the Group Companies) not yet fully performed and involving a consideration or liability of a Group Company or the other party of more than EUR 250,000 per annum.

10.12.2
Except as disclosed in Schedule 10.12.2 and to Sellers' Best Knowledge, as of the Closing Date, (a) all Material Agreements are in full force and effect (b) no party to a Material Agreement has given written notice of termination, and (c) no Group Company has received any written notification alleging a breach of any material obligation of any Material Agreement by a Group Company. Except as disclosed in Schedule 10.12.2, no Group Company is in material breach of any Material Agreement.

10.13	Employees

10.13.1
Schedule 10.13.1 includes for each Group Company a correct and complete list of its employees (Arbeitnehmer), directors and officers. Such list correctly states for each employee the function/position, start of employment, fixed monthly gross salary and other material remuneration entitlements, contractual notice periods exceeding 12 month, fixed-terms and any special dismissal protection status (such as pregnancy, maternity leave, parental leave, severe disability, works council membership).

10.13.2
As of the Signing Date and the Closing Date, Schedule 10.13.2 includes for each Group Company a correct and complete list of all agreements and other commitments, whether of an individual or collective nature and including commitments based on works custom (betriebliche Übung), regarding profit participation entitlements and stock options, stock appreciation rights or similar rights (the "Employee Benefits").

10.13.3
As of the Signing Date and the Closing Date, Schedule 10.13.3 includes for each Group Company a correct and complete list of all agreements and other commitments, whether of an individual or collective nature and including commitments based on works custom (betriebliche Übung) regarding pensions under which such Group Company has any obligations (betriebliche Altersversorgung; (the "Pension Commitments").

10.13.4
As of the Signing Date and the Closing Date, Schedule 10.13.4 includes for each Group Company a correct and complete list of all (i) reconciliation of interest agreements (Interessenausgleiche) and social plans (Sozialpläne) agreed upon during the last three years, and (ii) any collective arrangements, whether in the form of general commitments (Gesamtzusagen), works agreements (Betriebsvereinbarungen) or collective bargaining agreements (Tarifverträge), to which the Group Companies are bound (the "Collective Agreements").

10.13.5
Except as disclosed in Schedule 10.13.5, the Group Companies have in the last three years prior to the Signing Date not experienced any disputes with public authorities with regard to labor or work environment matters (in particular, regarding disabled per-sons) or any strike, labor interruption or disturbance or other collective labor disputes of any material nature.

10.13.6	As of the Signing Date and the Closing Date, there are no outstanding or deferred salary claims of any managing director (Geschäftsfiihrer) against any Group Company.

10.13.7	Schedule 10.13.7 includes for each Group Company a correct and complete list of its temporary agency workers (Leiharbeitnehmer) as of the Signing Date.

10.13.8	Except as disclosed in Schedule 10.13.8, there are no employees at a Group Company in old age part time (Altersteilzeit).

10.14	Permits and Public Subsidies

10.14.1
As of the Signing Date and the Closing Date, to Sellers' Best Knowledge each Group Company holds all material permits, licenses and other public law approvals (öffentlich-rechtliche Erlaubnisse) which are necessary to conduct its business as currently conducted (the "Permits"), and the Permits are in full force and effect (bestandskraftig), are not challenged (angefochten) by any third party, and no proceedings regarding a revocation (Widerruf) or withdrawal (Rücknahme) of any Permit have been notified or threatened to any Group Company in writing.

10.14.2
As of the Signing Date and the Closing Date, except as disclosed in Schedule 10.14.2, (a) each Group Company is and has been in all material respects in compliance with the Permits, including any ancillary provisions (Nebenbestimmungen) thereto, and (b) each Group Company is and has been in all material respects in compliance with applicable laws and regulations of any jurisdictions (collectively "Administrative Orders") in all relevant jurisdictions. As of the Signing Date and the Closing Date no non-compliance with the Permits, with applicable laws and regulations or with any Administrative Order has been alleged.

10.14.3
Except as disclosed in Schedule 10.14.3 and to Sellers' Best Knowledge, no Group Company is subject to any regulatory or criminal investigation. Except as disclosed in Schedule 10.14.3 and as of the Signing Date and the Closing Date, no Group Company is subject to any regulatory proceedings.

10.14.4
As of the Signing Date and the Closing Date and except as disclosed in Schedule 10.14.4, no Group Company has received any public grants (Zuschüsse), allowances, aids or other subsidies (Subventionen) (collectively "Public Subsidies") in relation to which the Group Companies are either still subject to any conditions and obligations (Auflagen and Bedingungen) or in rel upon (verletzt) ation to which the Group Companies might still be subject to repayment obligations. The Group Companies have com-plied with administrative orders granting public subsidies.

10.15	Product Warranty or Liability
There are no product or service liability or similar claims, or product or service warranty claims with a value of more than EUR 25,000 pending against the Group Companies, which are not covered by any Insurance Policy.

10.16	Insurance

10.16.1
As of the Signing Date and the Closing Date, Schedule 10.16.1 includes for each Group Company a correct and complete list of all insurance policies maintained by such Group Company (the "Insurance Policies"). The Group Companies have duly paid all premiums under the Insurance Policies and in the period until the Closing Date, there has been no lapse in the coverage of the Group Companies by the Insurance Policies. As of the Closing Date, there are no encumbrances on any of the Insurance Policies or of the Group Companies' rights thereunder

10.16.2	Except as disclosed in Schedule 10.16.1, there are no material claims pending under any Insurance Policy; for the avoidance of doubt, car related insurance matters are in no event material.

10.16.3
Schedule 10.16.3 includes for each Group Company a correct and complete list of all claims exceeding EUR 100,000 brought under the Insurance Policies during the last three years. Except as disclosed in Schedule 10.16.3, none of these claims has been denied in whole or in part by the insurance company.

10.17	Litigation

10.17.1
Schedule 10.17.1 includes for each Group Company a correct and complete list of all pending (anhängige) cases of litigation, either before a court (including labor courts (Arbeitsgerichte)) or an arbitration tribunal (gerichtliche Rechtsstreitigkeiten and Schiedsverfahren) in which the respective Group Company is involved as plaintiff or defendant, with a value (Streit- oder Gegenstandswert) in excess of EUR 25,000.

10.17.2
To the Seller's Best Knowledge and except as disclosed in Schedule 10.17.1, no cases of litigation or arbitration proceedings with an amount in dispute of more than EUR 25.000 are threatened or asserted against a Group Company.

10.18	Finders' Fees

10.18.1	As of the Signing Date and the Closing Date, the Group Companies have not incurred any obligation for brokerage or finders' fees or agents' commissions to be made in connection with this transaction.

10.18.2
As of the Signing Date and the Closing Date and except as disclosed in Schedule 10.18.2, no officer, managing director, board member or member of senior management (leitender Angestellter) of a Group Company was granted or promised a bonus payment or other non-cash benefit to be paid by any of the Group Companies in connection with the initiation, conclusion or performance of this Agreement.

10.19	No Unlawful Business Practices
To the Sellers' Best Knowledge, neither the Group Companies nor any of its managing directors or employees have been, directly or indirectly, in connection with the Business involved in any material manner in (i) using any funds of the Group Companies for bribes, other unlawful purposes or political contributions in violation of applicable laws, (ii) requesting or accepting any bribes or other unlawful benefits, (iii) establishing or maintaining any funds or assets which were not properly recorded in the books and records of the Group Companies, (iv) any offering, promising or giving of any undue pecuniary or other advantage or in order to cause an official to act or refrain from acting for the direct benefit of the Business that is prohibited by the applicable law, (iv) any material breach by GRW High Precision Bearings LP and GRW Management Inc. of the US Foreign Corrupt Practices Act, or (v) any material breach of the German Criminal Law Act (StGB) including the Act on Combating Bribery of Foreign Public Officials (Gesetz zur Bekämpfung internationaler Bestechung). As of the Signing Date and the Closing Date, no Group Company has sold any products or provided any services to, or otherwise traded with, any governmental authority or other country, person or entity set forth in Schedule 10.19 or any person or entity located in, or subject to the laws of, any country set forth in Schedule 10.19. No Group Company is currently, nor has it been in the last five years, named by a United States governmental authority as a "Denied Party," "Restricted Party," "Specially Designated National," or other blocked person as the terms are commonly used in the United States export field, or had its ability to conduct trade restricted by, or to Sellers' Knowledge, threatened to be restricted by, a United States governmental authority.

10.20	"Sellers' Best Knowledge
"Sellers' Best Knowledge" means the actual knowledge of the persons listed in Schedule 10.20.

11.	LEGAL CONSEQUENCES, LIMITATION OF LIABILITY

11.1	Remedies for Breaches
If any of the Sellers' Guarantees is incorrect or Sellers' Guarantees or obligations under this Agreement are not fulfilled ("Breach"), each Seller shall be given the oppor-

tunity within a 30 Business Day period after receipt of a Claim Notice to put the Purchaser, or at the Purchaser's option, the respective Group Company, factually in the position in which the Purchaser or the Group Company would be in, had the relevant Breach not occurred (Naturalrestitution). If the relevant Seller or Sellers fails or finally refuses (ernsthaft and endgültig verweigern) or is unable to achieve this position within a 15 Business Day period after receipt of a Claim Notice, the relevant Seller or Sellers shall compensate the Purchaser by way of monetary damages (Schadensersatz in Geld).

11.2	Exclusion of Joint Liability
Unless where explicitly set forth otherwise in this Agreement, Sellers are severally (teilschuldnerisch) and not jointly (gesamtschuldnerisch) liable under or in connection with this Agreement, and each Seller's individual liability shall be as follows: Seller 1 and 4 jointly and severally bear 94%, Seller 2 severally bears 4% and Seller 3 severally bears 2% ("Liability Quota"), subject to the limitations (and their applications) set out in this Clause 11. Caps apply in accordance with the Liability Quota. For a Breach of the Sellers' Title Guarantees (as defined below), each breaching Seller is only severally and not jointly (teilschuldnerisch) liable with respect to himself or itself, and with respect to any obligations to provide Leakage Remedies (as defined below), each Seller is only severally and not jointly (teilschuldnerisch) liable for the relevant Seller's Recipient with respect to himself or itself.

11.3	Thresholds, Liability Cap and Applications of Limitations

11.3.1
Claims pursuant to this Clause 11 for breach of the Sellers' Guarantees, except for breaches of obligations pursuant to Clauses 10.1 through 10.6 ("Title Guarantees") and, for purposes of clarification for the avoidance of doubt, 6.2.4 ("Leakage Remedies"), can only be made if:

(a)	a single claim exceeds an amount of EUR 100,000 ("De Minimis Threshold"); and

(b)	the aggregate amount of claims exceeding the De Minimis Threshold exceeds EUR 750,000 ("Basket").
If the Basket is exceeded, the Sellers shall only be liable for the amount exceeding the Basket (Freibetrag).

11.3.2
Sellers' aggregate liability for breaches of the Sellers' Guarantees (and the Tax Warranty and the Tax Indemnity) is limited to an amount of 1% of the Purchase Price, except for breaches of the Title Guarantees, liability for which shall be limited to a maximum aggregate amount equal to the Purchase Price, subject to Clause 11.2. For the avoidance of doubt, only amounts actually payable by the Sellers' shall be taken into account in determining if the aforementioned liability caps have been reached.

11.3.3
The Parties agree that the limitations set out in Clauses 11.3 through 11.9, except for Clause 11.3.2, shall not apply to the Tax Warranty and Indemnity pursuant to Clause 12 which is subject only to the limitations set out in Clause 12, and not to Leakage Remedies.

None of the limitations set out in Clauses 11.3 through 11.9 shall apply to claims of the Purchaser based on the Sellers' Guarantees, which are incomplete or incorrect due to an intentional or gross or negligent act or omission of any of the Sellers.

11.4	Limitation

11.4.1	Except as otherwise set forth in this Agreement, Purchaser shall have no claim against Sellers under or in connection with this Agreement, if and to the extent that:

(a)
the liability or other underlying circumstances have been taken into account in the Effective Date Balance Sheet or the Financial Statements as a liability (Verbindlichkeit), by way of a (specific or general) provision (Rückstellung) or depreciation (Abschreibung oder Wertberichtigung);

(b)
the amount is recovered or recoverable under insurance policies of a Group Company, provided that this would not include any claims of the Purchaser under a warranty and indemnity insurance taken out by the Purchaser;

(c)	the claim results from a failure of Purchaser or any Group Company to mitigate damages pursuant to Section 254 BGB;

(d)
a claim results from or is increased by the passing of, or any change in, any law, rule, regulation or administrative practice of any public entity, including (without prejudice to the generality of the foregoing) any increase in the rates of Tax or any imposition of Tax or any withdrawal or relief from Tax not in effect at the Signing Date;

(e)	Purchaser or, after the Closing Date, a Group Company has fully or partially caused or increased (verursacht oder mitverursacht oder vergrößert) such claim.

11.4.2
The provisions of and legal principles contained in Sections 442 para. 1 BGB and Section 377 HGB shall not apply. For the avoidance of doubt, the Sellers' Guarantees or any certificate or other document delivered by the Sellers at or prior to the Closing (including the Schedules) and indemnification obligations of the Sellers set forth in this Clause 11 will not be deemed waived or otherwise affected by any investigation made, or knowledge acquired, by the Purchaser.

11.5	Damages
For purposes of determining any liability of the Sellers under or in connection with this Agreement, actual and direct losses shall be taken into account. Sellers shall not be liable for indirect or consequential damages (mittelbare oder Folgeschaden), mere delay damage (Verzögerungsschaden), loss or reduction of revenues or profits (entgangener oder verminderter Umsatz oder Gew inn), whether due to business interruption (Be-triebsunterbrechungsschaden) or any other reason, unless such damages have caused a liability of the Purchaser or any Group Company vis-à-vis a third party. Sellers' liability for damage to good will or damages based on (re)valuation of any Group Company or on an alleged inadequacy of the Purchase Price shall also be excluded. If and to the extent that the remediation in kind or damages payment creates a taxable income for the Purchaser or the Group Companies, the losses shall include the amount of the resulting taxes.

11.6	Time Limitation
The claims of the Purchaser under this Clause 11 shall become time-barred 12 months after the Closing Date, except for claims under the Title Guarantees which shall be-come time barred 5 years after the Closing Date. Sections 203 et seq. German Civil Code (BGB) shall apply, provided that limitation periods shall only be extended (gehemmt) by the initiation of arbitration proceedings (Section 204 para 1 no. 11 BGB). The claims of the Purchaser under this Clause 11 which result from the fact that the Sellers provided a Seller Guarantee which was incomplete or incorrect due to intentional acts or omissions or from the fact that such Seller Guarantee was breached due to an intentional or grossly negligent act or omission, shall be time-barred in accordance with the statutory rules pursuant to Sections 194 et seq. of BGB, unless this Agreement provides for a longer period.

11.7	Conduct of Claims

11.7.1	The conduct of the Purchaser's claim for a Breach shall be as follows:

11.7.2	Purchaser shall

(a)
inform the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) in writing (the "Claim Notice") of any circumstance whereby it appears that Sellers are or may be liable to make any payment under this Agreement, stating the grounds and nature of the potential claim and its estimated amount, within a period of 10 Business Days from the time Purchaser or the relevant Group Company learns of such circumstance; and

(b)
thereafter keep the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) fully informed in writing of all developments in relation thereto; and

(c)
provide all such information and documentation (no matter how it is recorded or stored) as the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) may reasonably request in connection therewith; and

(d)
ensure that the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) (through or together with its advisers) can investigate the basis of and the amount potentially payable with respect to any potential claim, provided that the right to investigate includes the right to receive reasonable information and assistance, have reasonable access at normal office hours to premises and personnel and the right to examine and copy or photograph any assets, accounts, documents or records, as Sellers may reasonably request.

11.7.3
In connection with any matter or circumstance that may give rise to a claim against Sellers under this Agreement, Purchaser shall allow the Seller Representative (or the respective Seller(s) in case of a Breach of the Title Representation) and its financial, accounting, tax or legal advisers to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim. Except as prohibited by applicable law and except to the extent it would jeopardize any US attorney-client privilege afforded such information, all materials and documents relating to the relevant claim of which Purchaser is aware shall be disclosed without undue delay (unverzüglich), and all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller Representative (or the respective Seller(s) in case of a Breach of the Title Representation) or its financial, accounting, tax or legal advisers may reasonably request shall be given without undue delay (unverzüglich). The Seller Representative and Sellers hereby undertake to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question. All reasonable expenses of Purchaser caused by such disclosure and assistance, other than internal costs such as labor or overhead costs, shall be borne by the breaching Seller(s).

11.7.4
In circumstances where any action, claim, demand or proceeding ("Third Party Claim") is asserted against Purchaser or a Group Company which should reasonably be expected to give rise to a claim against a Seller, Purchaser shall as soon as reasonably practicable give notice to the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) of such Third Party Claim. The Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) the relevant Seller may opt to (i) satisfy the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) the relevant Seller's obligation in respect of the Third-party Claim or (ii) deliver to the Purchaser without undue delay a written notice of disagreement with the indemnity obligation, specifying in reasonable detail, based upon information then available, the nature and extent of the disagreement. Unless the Purchaser is of the reasonable opinion that for legitimate business interests of the Purchaser, the Purchaser's Affiliates or the Group Companies a control of the defense by the Sellers (or in the case of a breach of a Title Guar-

antee or a claim for a Leakage Remedy the respective Seller(s) by the relevant Seller) is inappropriate, the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) may upon timely delivery of the notice of disagreement assume the defense against the Third Party Claim, provided that the Sellers (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) acknowledges in writing the Sellers' obligation to indemnify the Purchaser in respect of the Third Party Claim. When defending the Third Party Claim the Sellers (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) shall (a) select counsel of recognized standing and competence, (b) at all times diligently pursue a favorable resolution, (c) keep the Purchaser at all times informed about the status of defense measures, and (d) duly consider any request of the Purchaser with respect to the defense. The Purchaser shall be allowed a reasonable opportunity to participate in the defense with its own counsel and at its own expense. The Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) shall be authorized to consent to a settlement of, or the entry of any judgment arising from, the Third Party Claim, provided that this shall require the prior written consent of the Purchaser, such consent not to be unreasonably withheld, if such settlement includes any obligations of any Group Company which may contain any restrictions for future business operations of any Group Company or the Purchaser, provided further that the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) shall (x) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof and (y) not encumber any of the assets of the Purchaser or the Group Companies or agree to any restriction or condition that would apply to the Purchaser or the Group Companies. The Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) shall pay all costs and expenses incurred in conjunction with a Third-party Claim, including all court fees, reasonable lawyer fees, and fees for experts and consultants.

11.8	Repayment
In circumstances where Sellers (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) have paid to Purchaser an amount in respect of a claim under this Agreement and subsequent to the making of such payment Purchaser or a Group Company recovers a sum which relates to that payment, Purchaser shall and shall procure that the respective Group Company shall promptly repay to the Seller Representative (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) an amount equal to the amount so recovered or, if lower, the amount paid by the Sellers (or in the case of a breach of a Title Guarantee or a claim for a Leakage Remedy the respective Seller(s)) to the Purchaser under this Agreement.

11.9	Exhaustive Provisions

Subject to mandatory law, in particular section 123 or section 276 (3) of the German Civil Code(BGB), to the extent permitted by law, any further claims and remedies of the Purchaser other than those explicitly provided for in this Agreement, irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 BGB), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) or liability in tort (Delikt), any right to reduce the Purchase Price (Minderung) and any right to rescind or otherwise wind-up this Agreement (Rücktritt oder sonstige Rückabwicklung).

12.	TAX INDEMNITY

12.1	Definitions

12.1.1	For the purpose of this Agreement "Taxes" shall include

(a)
all taxes and tax related ancillary obligations (for the avoidance of doubt including ancillary charges for time periods or portions thereof commencing on or after the Effective Date, steuerliche Nebenleistungen) in the meaning of Sec. 3 German Tax Code (Abgabenordnung) and / or in the meaning of corresponding provisions under applicable laws of relevant foreign jurisdictions, and

(b)
other taxes or obligations comparable to tax related ancillary obligations, amounts of withholding taxes (Steuerabzugsbeträge) (e.g., tax on wages, capital gains tax etc.), amounts of tax liability (Steuerhaftungsbeträge) and obligations under tax allocation agreements (Steuerumlagevereinbarungen), social security contributions, customs, which have to be paid or are paid due to an act of state (Hoheitsakt) issued by the Federal Republic of Germany, by another state or an International Organisation, or due to an act of any of their respective political subdivisions (e.g. Länder, municipalities and local authorities associations etc.) or their respective corporate bodies, institutions, authorities, organisations and government agencies (all corporate bodies, institutions, authorities, organisations and government agencies hereinafter "Tax Authorities").

12.2	General Principle.

12.2.1
Subject only to this Clause 12, the Sellers shall pay to the Purchaser or, at the Purchaser's election, to the relevant Group Company an amount equal to 100% of all Taxes that are payable, or that were paid after the Effective Date, by any Group Company to the extent such Taxes ("Indemnifiable Taxes"):

(a)
relate to periods (or portions thereof) ending on or before the Effective Date ("Pre-Effective Date Period"), or - in relation to withholding Tax only - are triggered by circumstances existing on or before the Effective Date; or

(b)	arise as a result of an incorrectness of any of the following statements represented by the Sellers as being true and correct as of the Signing Date and of the

Closing Date (the "Tax Warranties"), in which case the Indemnifiable Taxes shall consist of damages determined pursuant to Clause 11.1:

(i)
Each Group Company has duly and timely filed in accordance with applicable law and subject to any extension periods all returns, forms and other statements required to be filed by such Group Company for Taxes (collectively "Tax Returns"). Tax Returns disclose all material facts and circumstances. No Group Company is currently subject to, or has received the announcement of, any audit, examination or similar proceedings by any Tax authorities except as disclosed in Schedule 12.2.1(b)(i).

(ii)	All Taxes which are or were due and had to be paid or withheld and remitted by any Group Company until the Signing Date have been duly paid or withheld and remitted to the appropriate Tax Authority.

(iii)
Except as disclosed in Schedule 12.2.1(b)(iii), no Group Company is involved in any appeal in regard to Tax matters currently pending, including proceedings in Tax courts to which a Group Company is a party.

(iv)
None of the Group Companies has, in the last 5 years prior to the Effective Date, received, or unsuccessfully applied for, any Tax ruling or entered into or is currently under negotiations to enter into any agreement with any Tax Authority.

(v)
Except as disclosed in Schedule 12.2.1(b)(v). all records, books and data required to be maintained by any of the Group Companies pursuant to applicable law have been properly maintained, in all material respects, and are up-to-date - in particular, transfer prices for dealings and transactions of any kind in which any of the Group Companies on the one hand and a related party (including other Group Companies) on the other hand is, or has been, involved have been duly documented, and all Group Companies have full access to all of their accounting data in electronic form and have control over the respective files in a manner enabling them to comply with legal requirements on electronic tax audits (GdPdU).

(vi)
The fiscal unities between certain Group Companies for German income tax and trade tax purposes disclosed to the Purchaser attached hereto as Schedule 12.2.1(b)(vi) have been properly established, maintained and are in full force.

(vii)
Save for the existing fiscal unities for German income tax and trade tax purposes listed in Schedule 12.2.1(b)(vi) none of the Group Companies is, or has ever been during the 5 year period preceding the Effective Date, a party to any agreement providing for the allocation or sharing of

Taxes (Steuerumlageverträge), the reimbursement for the transfer for Tax losses, refunds or similar Tax matters.

(viii)
Each Group Company has been incorporated in and is resident only in its country of incorporation for Tax purposes and for the purposes of any double taxation agreement. None of the Group Companies has any permanent establishment, permanent representative or fixed base outside of its country of incorporation. To the extent a Group Company has been required to comply with Tax related filing obligations (e.g., VAT registrations) in a jurisdiction other than the jurisdiction of its incorporation, the respective Group Company has complied with such obligations in all material respect;

(ix)	The Group Companies have not changed or amended their transfer pricing methodology in the period between the Effective Date and the Closing Date; or

(c)
relate to periods (or portions thereof) between the Effective Date and (including) the Closing Date to the extent such Taxes relate to a breach of Clause 7 or a Leakage (for the avoidance of doubt excluding Permitted Leakage).'

(d)
relate to constructive dividends made or paid by any of the Group Companies in the period after the Effective Date and prior to or upon the Closing; this applies to withholding taxes only, i.e. the compensation of any Taxes other than withholding Tax under this Clause 12.2.1 (d) are excluded; or

(e)	relate to any waiver of a claim against a Group Company by any of the Sellers or a Seller's Affiliate prior to or upon Closing (including pursuant to Clause 7.5); or

(f)
relate to benefits, bonuses or other incentives granted or paid by a Seller, any Seller's Affiliate or any Group Company before the Closing or in connection with this transaction including, for the avoidance of doubt, in connection with management equity participations or exit bonuses to current or former employees or Directors of a Group Company, however excluding in connection with the sale and transfer of shares in the Company and Shareholder Loans to Seller 2 and Seller 3 in March 2015);

12.2.2
Additional VAT Indemnification. The Sellers shall pay to the Purchaser an amount equal to 100% of any VAT (plus any interest thereon charged by a Tax Authority) payable or paid by the Purchaser triggered by a Seller opting to subject the sale of the Company Shares under this Agreement to VAT without the prior written consent of the Purchaser.

12.2.3
Limitations. Claims pursuant to Clause 12.2 (such claims together with any claims pursuant to Clause 12.2.2 the "Tax Indemnification Claims") with respect to an Indemnifiable Tax shall be excluded if and to the extent

(a)
the aggregate amount of all Indemnifiable Taxes does not exceed the aggregate amount of all tax accruals (Steuerrückstellung) and tax liabilities (Steuerverbindlichkeit) in the Consolidated Financial Statements;

(b)
an amount in respect of the Indemnifiable Tax has been actually paid by or is recoverable (but insofar not with respect to wage Taxes and VAT) from, a third party (other than (i) under the warranty and indemnity insurance of the purchaser relating to this Agreement, or (ii) any of the Group Companies or the Purchaser, but including and not limited to the Sellers or any of the Seller's Affiliates), in which case the relevant Tax Indemnification Claim shall be reduced by such amount received by the Group Company net of any Taxes thereon (for the avoidance of doubt, as a general principle to the extent a Seller pays an Indemnifiable Tax amount to the Purchaser or at the Purchaser's request to a Group Company and the respective amount is subsequently reimbursed by a third party to the Purchaser or the Group Company then the Purchaser shall re-pay the amount received net of any Taxes to the Sellers);

(c)
the Indemnifiable Tax can be off-set against Tax loss carry forwards or tax loss carry backs (other than Tax losses realized in periods after the Effective Date) that are available (including, and as adjusted, as a result of subsequent Tax audits) in the periods to which such Taxes are allocable;

(d)
the Indemnifiable Tax results from any change in the accounting or taxation policies, practices or filings of any of the Group Companies for any period, or a portion thereof, ending on or before the Closing Date and introduced by the Purchaser, any Purchaser's Affiliate or per the Purchaser's request by any Group Company, unless such change is required by law or requested by a Tax Authority;

(e)
the Indemnifiable Tax results from any reorganization measures pursuant to the German Reorganization Tax Act (Umwandlungssteuergesetz) or similar provisions of foreign Tax law initiated after the Closing Date with an effective date (steuerlicher Umwandlungsstichtag) falling in the period on or prior to the Effective Date;

(f)	such Indemnifiable Tax had not become payable but for a breach of any of the Purchaser's procedural obligations set forth in Clause 12.4;

(g)
the Purchaser, any 'Purchaser's Affiliate or any Group Company is entitled to any cash-effective Tax benefits arising after the Effective Date for periods within the first 3 years after the Effective Date (including, without limitation, benefits arising from the lengthening of any amortization or depreciation periods, higher depreciation allowances, a step up in the Tax basis of assets, expenses becoming Tax deductible following the non-recognition of liabilities or provisions (Phasenverschiebung)) as a result of an adjustment or payment giving raise to the Indemnifiable Taxes (herein collectively: "Tax Benefits") whereby the amount of Indemnifiable Tax shall be reduced by the net present value of any such Tax Benefit; it being understood that the net present value shall be calculated as of the day of the Indemnifiable Tax becoming due by discounting the Tax Benefit by 3% p.a. over the time period in which the Tax Benefit becomes cash-effective.

12.2.4
Due Date. Tax Indemnification Claims shall be due fifteen (15) Business Days following receipt of written notice by the Purchaser to the Sellers, provided that the Sellers shall not be required to make any payment earlier than five (5) Business Days before the respective Tax is due for payment by the relevant Group Company (taking into account any suspension of payment of Taxes (Aussetzung der Vollziehung)). Where a stay of execution or suspense of payment is granted after the Sellers have made the respective payment to the Purchaser, the Purchaser shall repay such amount to the Sellers (i) if and to the extent the respective Tax has not been paid to the Tax Authorities, and (ii) otherwise, to the extent the Tax Authorities have repaid or credited the respective Tax to the relevant Group Company.

12.3	Tax Refunds

12.3.1
General Principle. The Purchaser shall pay to the Sellers an amount equal to 100% of all Tax refunds received by or credited to any Group Company after the Effective Date to the extent such Tax refunds relate to periods (or portions thereof) ending on or before the Effective Date ("Tax Refunds").

12.3.2	Limitation. Claims pursuant to Clause 12.3.1 ("Tax Refund Claims") with respect to a Tax Refund shall be excluded if and to the extent

(a)	the aggregate amount of all Tax Refunds does not exceed the aggregate amount of all tax claims (Steuerforderungen) in the Consolidated Financial Statements;

(b)	the specific Tax Refund is subject to a claim of a third party (other than any of the Group Companies) against any Group Company;

(c)
the specific Tax Refund corresponds to cash-effective Tax increases (Steuererhöhungen) (net of any corresponding Tax reductions) of any of the Group Companies arising after the Effective Date for periods after the Effective Date as a result of the same circumstance that triggered the Tax Refund Claim, e.g. resulting from the shortening of depreciation periods or lower depreciation allowances, whereas any such increases in Taxes shall be discounted with a dis-counting rate of 3% per annum over the time period of the Tax increase.

12.3.3
Due Date. Tax Refund Claims shall be due ten (10) Business Days following the cash-effective receipt of the respective Tax Refund provided such Tax Refund Claim can no longer be challenged by any Tax Authority, or if earlier, 3 years after the cash-effective receipt of the Tax Refund.

12.4	Tax Cooperation

12.4.1
Filing of Tax Returns. The Purchaser shall procure that the Group Companies will file Tax Returns with the Tax Authorities for Pre-Effective Date Periods - and for periods between the Effective Date and the Closing Date insofar as the Purchaser, acting in good faith, has reason to believe that the Sellers have to indemnify the Purchaser for Taxes attributable to such period (for the avoidance of doubt this principle shall apply throughout Clause 12.4) - with the consent of the Sellers, which consent shall not be unreasonably withheld, delayed or conditioned and shall be deemed given if the Purchaser has sent a draft Tax Return to the Sellers and Sellers have not provided the Purchaser with a response that comprises specific instructions how to amend the draft Tax Return based on applicable law and within 10 (ten) Business Days following receipt of the draft.

12.4.2	Obligation to Inform. The Purchaser shall

(a)
inform the Sellers within 10 Business Days about all Tax assessment notices, written announcements of Tax audits, legal proceedings or any other written communication with the Tax Authorities or courts that relate to a Pre-Effective Date Period or the period until the Closing Date, to the extent relevant, in each case to the extent such notices or announcements are received by a Group Company after the Closing Date, and

(b)
provide the Sellers with (x) copies of all relevant documents received from the Tax Authorities or courts, and (y) any information in the possession of the Purchaser, any of its Affiliates or any of the Group Companies specifically requested by any of the Sellers to the extent reasonably required in order to evaluate the Tax assessments or Tax audits and the potential liability of the Sellers in connection therewith.

12.4.3
Participation in Tax Proceedings. At the request of the Sellers, the Sellers shall be given the opportunity to participate (at his choice also via his professional advisers) at their own expense in meetings with Tax Authorities or Tax court hearings (including all preparatory meetings with the Tax court) in relation to Tax audits that exclusively relate to Pre-Effective Date Periods or the period until the Closing Date, to the extent relevant, it being understood that the Purchaser shall use its best efforts to ensure that the Sellers' or their respective representative can participate in such meetings (but shall be under no obligation to do so if the Tax Authorities deny the Sellers' participation).

12.4.4
No Acknowledgment of Indemnifiable Taxes. The Purchaser shall procure that none of the Group Companies acknowledges in writing any Indemnifiable Tax without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, delayed or conditioned and shall be deemed given if the Sellers have not provided the Purchaser with a substantiated response within 10 (ten) Business Days following receipt of a respective specific request for consent; for the avoidance of doubt, the Purchaser is only obliged to file an appeal against Tax assessment notices if so instructed by the Sellers further provided the Tax assessment notice has been received by a Group

Company after the Closing Date and the Purchaser has informed the Sellers of the receipt at least 12 Business Days before the notice will become formally binding (unanfechtbar).

12.4.5
Early Tax Audit Application. Notwithstanding anything to the contrary, (i) the Purchaser and the Group Companies may at any time file requests and applications with the Tax Authorities to commence and/or accelerate Tax audits or other Tax related proceedings (including, for the avoidance of doubt, with respect to the Pre-Effective Date Period or in relation to facts that otherwise could give rise to an Indemnifiable Tax), and (ii) the filing of any such request or application shall not be considered a breach of Purchaser's obligations under this Clause 12.4.

12.4.6
Waiver. Sellers shall not have any rights under this Clause 12.4 with respect to a specific Indemnifiable Tax and the related Tax proceeding (in particular, the right to participate in meetings) if and to the extent the Purchaser explicitly waives in writing the Tax Indemnification Claim regarding the relevant Indemnifiable Tax.

12.5	Cap
Sellers' liability under this Clause 12 is limited to 1% of the Purchase Price, it being understood that this shall not increase Sellers' overall liability under this Agreement, for which the cap set forth in Clause 11.3.2 applies.

12.6	Treatment of Payments
The Parties agree that all payments pursuant to this Clause 12 constitute adjustments to the purchase price for the Sold Shares and, to the extent permitted by applicable Tax laws, are also to be treated as such adjustments for Tax purposes.

12.7	Time Limitation
Tax Indemnity Claims and Tax Refund Claims shall become time-barred three (3) years after the Closing Date.

12.8	Exclusivity
Tax Indemnification Claims and Tax Refund Claims shall only be excluded or limited by operation of the provisions of this Clause 12.

12.9	Management Participation
The Seller 1 hereby assigns with effect as of the Closing Date to the Purchaser all of its claims and rights against the Sellers 2 and 3 relating to Sellers 2 and 3 obligation under their management participation agreements of 3 March 2015, notarial deed of the public notary Dr. Thomas Baumann, Würzburg, roll no. (Urkundennummer) 210/15 B (relating to Seller 2) and 209/15 B (relating to Seller 3), to pay or reimburse any taxes relating to the entering into or implementation of this management participation. Sellers 2 and 3 hereby consent to such assignment.

12.10	Cooperation
The Sellers acknowledge that the Purchaser intends to cause the Company to file a request for a wage tax ruling (Lohnsteuer-Anrufiingsauskunft) upon the Closing Date, and hereby covenant with the Purchaser (i) to prepare such a filing after the Date of this Agreement such that it is ready to be filed upon Closing, (ii) to thereby closely cooper-ate with the Purchaser and its tax advisers and (iii) to provide them with all related drafts, documents and information without undue delay.

13.	PUBLIC ANNOUNCEMENTS AND CONFIDENTIALITY

13.1	Announcements
No press or similar announcement in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Sellers, the Purchaser or any of their Affiliates without the prior approval of the Sellers and the Purchaser. This shall not affect any announcement required by law or any regulatory body or the rules of any recognized stock exchange on which the shares of either Party or their Affiliates are listed but the Party with an obligation to make an announcement (or the Party whose Affiliate is under such obligation) shall consult with the other Party or its Affiliates as soon as reasonably practicable before complying with such an obligation.

13.2	Confidentiality

13.2.1
Each of the Sellers and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of or in connection with the entering into this Agreement which relates to the existence of this Agreement (until a public announcement is made) and the provisions of this Agreement or to the negotiations relating to this Agreement.

13.2.2
Subject to the occurrence of the Closing and for a period of three years (except for trades secrets and know-how of any Group Company, for which the confidentiality obligations shall continue indefinitely) following the date of this Agreement, the Sellers shall treat as strictly confidential and not disclose or use any information relating to the Group Companies and their business operations.

13.2.3	This Agreement shall not prohibit disclosure or use of any information if and to the extent that:

(a)	the disclosure or use is required by law, any regulatory body or any recognized stock exchange on which the shares of the Sellers or the Purchaser or any of their Affiliates are listed;

(b)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pur-

suant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(c)
the disclosure is made to professional advisers or actual or potential financiers of any Party on a need to know basis and on terms that such professional advisers or actual or potential financiers undertake (also for the benefit of the other party) to comply with the confidentiality obligations set out in this Agreement in respect of such information as if they were a party to this Agreement;

(d)	the information is or becomes publicly available (other than by breach of this Agreement or any other confidentiality agreement between the Parties);

(e)	the other Party has given prior approval to the disclosure or use; or

(f)	the information is independently developed after the Closing Date, provided that prior to disclosure or use of any information pursuant to Clause 13.2.3 (a) or (b), the Party concerned shall notify the other Party in advance of such requirement with a view to providing that other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

14.	MISCELLANEOUS PROVISIONS

14.1	Costs
Each Party shall bear its own costs and expenses in connection with the preparation, conclusion and performance of this Agreement, including any professional fees, charges and expenses of its respective advisors. The Purchaser shall bear all costs relating to regulatory approvals required in connection with this Agreement. The notarial fees and all transfer taxes (including real estate transfer taxl Grunderwerbsteuer) that are payable as a result of the transactions contemplated by this Agreement shall be borne by the Purchaser.

14.2	Sellers' Representative

14.2.1
Subject to Clause 14.2.2, Sellers hereby appoint and irrevocably authorize Seller 1 (the "Seller Representative") as exclusive agent and attorney in fact to act on behalf of and represent each Seller for all matters relating to this Agreement (other than for any disputes in relation to a Breach of the Title Representation ("Title Representation Dispute") or in relation to an obligation under a Leakage Remedy ("Leakage Remedy Dispute"), including to give and receive notices and communications; to provide deliveries to Purchaser in connection with Closing; to authorize delivery of cash from the Escrow Account in satisfaction of claims by Purchaser; to object to such deliveries; to represent Sellers in connection with the Parties' claims, the indemnification proceedings and arbitration hereunder; to waive, modify or amend any of the terms of this Agreement or any ancillary documentation; to provide and to receive declarations and adopt shareholders' resolutions in Sellers' names and to take all actions necessary or appropriate in the sole discretion of the Seller Representative for the accomplishment of the foregoing; to do or refrain from doing any further act or deed on behalf of Sellers which Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement; and to do all things and to perform all acts, as contemplated by or deemed advisable by the Seller Representative in connection with this Agreement. Notwithstanding the foregoing, the Seller Representative will have no obligation to act on behalf of Sellers, except as expressly provided herein. The Seller Representative shall, however, not enter into any commitments vis-a-vis Purchaser or make any other decisions which deviate from the provisions of this Agreement, in particular from the Liability Quota, or from the provisions of the Management Participation Agreements dated 3 March 2015 (notarial deeds no. 209/15 B and 210/15 B of the notary Dr. Thomas Baumann, Würzburg). This restriction does, however, only apply internally in the relation between the Seller Representative and Seller 2 and/or Seller 3.

14.2.2
Seller Representative may be changed by Sellers from time to time upon not less than 30 days' prior written notice to Purchaser. A Seller Representative may resign at any time upon giving at least 30 days' written notice to Sellers, except that no such resignation will become effective until the appointment of a successor Seller Representative. Upon resignation of a Seller Representative, Sellers will agree on a successor Seller Representative within 30 days after receiving such notice. If Sellers fail to agree upon a successor Seller Representative within such time, Purchaser will designate a successor Seller Representative. Any successor Seller Representative will be appointed and authorized by Sellers in accordance with Clause 14.2.1, and, without further acts the successor Seller Representative, will be vested with all the rights, powers, and duties of the predecessor Seller Representative as if originally named as the Seller Representative and the resigning Seller Representative will be discharged from any further duties and liability under this Agreement. No bond will be required of any Seller Representative, and no Seller Representative will receive compensation for his services. Notices or communications to or from the Seller Representative will constitute notice to or from each Seller for all matters relating to this Agreement.

14.3
Each Seller (i) agrees that a decision, act, consent, or instruction of Seller Representative taken in good faith in relation to this Agreement (other than for a Title Guarantee Dispute or a Leakage Remedy Dispute) will constitute a decision of Sellers and will be in the relationship to the Purchaser be final, binding, and conclusive upon each Seller and such Seller's successors as if expressly confirmed and ratified in writhing by such Seller and (ii) waives any and all defenses which may be available to contest, negate or disaffirm such actions of the Seller Representative taken in good faith. Subject to the aforementioned, Purchaser may rely upon any such decision, act, consent, or instruction of Seller Representative as being the decision, act, consent, or instruction of Sellers.

14.4	Notices to the Parties

14.4.1	Any notice or other communication in connection with this Agreement (each, a "Notice") shall be:

(a)	in the English language; and

(b)	in writing delivered by hand, registered post or by courier using an internationally recognized courier company or by fax or by email.

14.4.2	A Notice to any of the Sellers shall be sent to the following address, or such other person or address as the Seller Representative may notify to the Purchaser from time to time:
GCFII Advisor GmbH
Theo-Champion-Strasse 2
40549 Düsseldorf
Attention: Hannes Hinteregger
Email: hannes.hinteregger@avedon.com
and
Alexis Weege
Email: alexis.weege@avedon.com

with a copy to (which will not constitute notice):
Mayer Brown LLP
Konigsallee 61
40215 Düsseldorf
Attention: Dr. Joachim J. Modlich
Email: jmodlich@mayerbrown.com
and
Carsten Flasshoff
Email: cflasshoff@mayerbrown.com

14.4.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:
Kaman Aerospace Group, Inc.
c/o Kaman Corporation
Box 1
Bloomfield, Connecticut 06002

Attention: Robert D. Starr, Executive Vice President and Chief Financial Officer
Email: robert.starr@kaman.com
with a copy to (which will not constitute notice):

K&L Gates LLP
Markgrafenstr. 42
D-10117 Berlin
Attention: James S. Bruce
Email: james.bruce@klgates.com
and:
Dr. Wilhelm Hartung
Email: wilhelm.hartung@klgates.com

14.4.4	A Notice shall be effective upon receipt and the opportunity to obtain knowledge of contents (Zugang) and shall be deemed to have occurred:

(a)	at delivery, if delivered by hand, registered post or courier;

(b)	at transmission, if delivered by facsimile, provided that the person sending the facsimile shall have received a transmission receipt confirming a successful transmission thereof;

(c)
at transmission if delivered by email, provided that the person sending the email shall not have received an out of office reply and shall have received a delivery receipt confirming a successful transmission thereof.

14.5	Agents, Brokers, Finders
Each Party is solely responsible for its obligations towards agents, brokers or finders under contracts entered into by such party as a result of transactions contemplated by this Agreement.

14.6	Non-Solicitation
The Sellers agree that for a period of three (3) years from the Closing Date, they shall not solicit or entice away from the Purchaser or any Group Company any persons who have worked as an officer, managing director, board member or member of senior management (leitender Angestellter) for any Group Company at any time during the two (2) years prior to the Closing Date. The Sellers shall also not offer to or execute with such persons any employment, service or consultancy agreements. Within the scope and limits of their legal powers, the Sellers shall procure that the legal entities which they or any of their affiliates control shall abide by the restrictions set forth herein. The aforementioned restriction shall not apply to any persons who have worked as an officer, managing director, board member or member of senior management (leitender Angestellter) for any Group Company and whose employment or service agreement has ended after the Closing Date based on a termination or other act (e.g. a settlement following a termination) by the Group Companies or the Purchaser after the Closing Date.

14.7	Disputes

14.7.1
The Parties agree on the following arbitration agreement ("Arbitration Agreement") enclosed hereto as Schedule 14.7.1. All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e. V. - DIS), as applicable from time to time without recourse to the ordinary courts of law. The place of arbitration is Frankfurt am Main/Germany. The number of arbitrators is three. The arbitrator to be jointly nominated by Sellers shall be nominated by the Seller Representative. The language of the arbitral proceedings is English, provided that evidence may also be submitted in the German language. To the extent any provision in this Arbitration Agreement is wholly or partially deemed inva-lid, the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V. - DIS) shall apply.

14.7.2
In the event mandatory applicable law requires any matter arising from or in connection with this Agreement and its consummation to be decided upon by a court of law, the competent courts in and for Frankfurt am Main, Germany, shall have the jurisdiction thereupon.

14.8	Form of Amendments
Any amendment or supplement to or modification or termination of this Agreement, including this provision, shall be valid only if made in writing (Textform), except where a stricter form (e.g., notarization) is required under applicable law. Any waiver, permit, consent and approval under this Agreement must be made expressly and in writing (Textform).

14.9	Assignments
The assignment of claims arising from this Agreement requires the consent of the other Parties.

14.10	No Set-off
Unless expressly stated otherwise herein, a party may only declare a set-off (Aufrechnung) or exercise a retention right (Zurückbehaltungsrecht) if and to the extent its rights or claims have been acknowledged (anerkannt) in writing by the relevant other Party/Parties or have been confirmed by final decision of a competent court (Gericht) or arbitration court (Schiedsgericht).

14.11	Invalid Provisions

Should any provision of this Agreement be deemed or held to be wholly or partly invalid, ineffective or unenforceable, this shall not affect the validity, effectiveness or enforceability of the remainder hereof. Any such invalid, ineffective or unenforceable provision shall, to the extent permitted by law, be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision. The preceding provision does not only change the burden of proof, but replaces Sec. 139 of the German Civil Code (BGB) entirely. The preceding provisions shall apply mutatis mutandis if this Agreement lacks any intended provision. In the event that the (partial) ineffectiveness is the result of non-compliance with formal requirements, the Parties shall remedy the respective formal defect without undue delay.

14.12	Entire Agreement

14.13
This Agreement constitutes the entire agreement among and between the Parties with respect to the subject matter hereof and shall replace and supersede any negotiations and understandings, oral or written, heretofore made between the Parties with respect to the subject matter hereof. Side agreements to this Agreement do not exist. After the Effective Date, the Seller 1 shall reasonably support the Purchaser and the Group Companies, at the request of Purchaser and at the expense and for the benefit of Purchaser, in enforcing the confidentiality agreements by and between the Company or and the counterparties thereto entered into in connection with a possible transaction with Sellers (the "Transaction Confidentiality Agreements").

14.14	Governing Law
This Agreement shall be governed by and construed in accordance with German law.

All consents and approvals to this deed shall become effective for all Parties upon receipt by the acting notary.

**********

The acting notary presented to the Individuals appearing the original of the acting notary's notarial deed of today's date, Roll of Deeds No. H 2786 /2015, hereinafter referred to as the "Reference Deed", containing Schedules which shall form part of this notarial deed. The Individuals appearing ratify ("genehtnigen") all declarations given and accepted on their behalf in the Reference Deed.
The Individuals present declared that they refer ("verweisen") (in the meaning of section 13a Notarization Act (Beurkunclungsgeset) to the Reference Deed the contents of which they know and that they waive their rights having the Reference Deed read to them and having it attached to this deed.
**********
Thereafter the Individuals appearing approved this deed including its Schedules and signed this deed with me, the notary, as follows:

/s/ Hannes Hinteregger	/s/ Alexis Weege
Hannes Hinteregger	Alexis Weege
Attorney-in-fact	Attorney-in-fact
For and on behalf of	For and on behalf of
NIBC MBF Equity IB B.V.	NIBC MBF Equity IB B.V.
NIBC MBF Mezzanine IB B.V.	NIBC MBF Mezzanine IB B.V.

/s/ Michael Ludwig
Michael Ludwig
For himself and
Attorney-in-fact
For and on behalf of
Klaus Bonaventura

/s/ Philip Goodrich
Philip Goodrich
For and on behalf of
Kaman Aerospace Group, Inc.

/s/ Armin Hauschild
Dr. Armin Hauschild
Notary

Schedule 1.1
Definitions
"Administrative Orders" has the meaning set out in Clause 10.14.2.
"Affiliates" means affiliated companies (verbundene Unternehmen) in the meaning of Sec. 15 et seq. German Stock Corporation Act (Aktiengesetz).
"Agreement" means this Share Purchase Agreement. "Assets" has the meaning set out in Clause 10.11.1. "Basket" has the meaning set out in Clause 11.3.1(b). "Breach" has the meaning set out in Clause 11.1. "Business" has the meaning set out in Clause 711.
"Business Day" means a day on which banks are generally open for business in Frank-furt am Main, Germany (excluding Saturdays).
"Claim Notice" has the meaning set out in Clause 11.7.2(a).
"Closing" has the meaning set out in Clause 9.1.1.
"Closing Actions" has the meaning set out in Clause 9.2.
"Closing Conditions" has the meaning set out in Clause 5.1.
"Closing Date" has the meaning set out in Clause 9.1.1.
"Collective Agreements" has the meaning set out in Clause 10.13.4.
"Company" has the meaning set out in the Preamble.
"Consolidated Financial Statement" has the meaning set out in Clause 10.7.1.
"Consolidated Group Companies" has the meaning set out in Clause 10.7.1.
"De Minimis Threshold" has the meaning set out in Clause 11.3.1(a).
"Effective Date" means 31 December 2014.
"Effective Date Balance Sheet" means the balance sheet in the Consolidated Financial Statement.
"Employee Benefits" has the meaning set out in Clause 10.13.2.
"Environment" has the meaning set out in Clause 10.9.5.
"Environmental Contamination" has the meaning set out in Clause 10.9.5.
"Environmental Law" has the meaning set out in Clause 10.9.5.
"Escrow Account" has the meaning set out in Clause 4.4.1(b).
"Escrow Agent" has the meaning set out in Clause 4.4.1(b).
"Escrow Agreement" has the meaning set out in Clause 4.4.1(b).

"Expanse Leakage" has the meaning set out in Clause 6.2.2(c).
"External Shareholder Loan" has the meaning set out in Clause 2.4.4.
"Financial Statements" has the meaning set out in Clause 10.7.2.
"German Subsidiaries" has the meaning set out in Clause 2.3.1.
"Group Companies" has the meaning set out in Clause 2.3.2.
"Hazardous Material" has the meaning set out in Clause 10.9.5.
"Individual Financial Statements" has the meaning set out in Clause 10,7.2.
"Insurance Policies" has the meaning set out in Clause 10.16.1.
"IP Rights" has the meaning set out in Clause 10.10.1.
"Leakage" has the meaning set out in Clause 6.2.2.
"Leased Real Estate" has the meaning set out in Clause 10.9.4.
"Leakage Remedy Dispute" has the meaning set out in Clause 14.2.1.
"Lenders" has the meaning set out in Clause 5.1.1.
"Licensed IP Rights" has the meaning set out in Clause 10.10.4.
"Material Agreements" has the meaning set out in Clause 10.12.1.
"Net Disbursements" has the meaning set out in Clause 4.1(a).
"Non-German Subsidiaries" has the meaning set out in Clause 2.3.2.
"Notice" has the meaning set out in Clause 14.4.1.
"Owned Assets" has the meaning set out in Clause 10.11.1
"Owned IP Rights" has the meaning set out in Clause 10.10.1.
"Owned Real Estate" has the meaning set out in Clause 10.9.1.
"Parties" means the Sellers and the Purchaser.
"Pay-off Amount" has the meaning set out in Clause 5.1.1.
"Pension Commitments" has the meaning set out in Clause 10.13.3.
"Permits" has the meaning set out in Clause 10.14.1.
"Permitted Leakage" has the meaning set out in Clause 6.2.3
"Public Subsidies" has the meaning set out in Clause 10.14.4.
"Purchaser" has the meaning set out in the parties section on the first page of this
Agreement.
"Purchase Price" has the meaning set out in Clause 4.1
"Real Estate" has the meaning set out in Clause 10.9.4.

"Recipients" has the meaning set out in Clause 6.2.1(a). "Reinfurt KG" has the meaning set out in Clause 2.3.1(b). "Relatives" has the meaning set out in Clause 6.2.1(a). "Release Letter" has the meaning set out in Clause 5.1.1. "Scheduled Closing Date" has the meaning set out in Clause 9.1.1.
"Seller 1" has the meaning set out in the parties section on the first page of this Agreement.
"Seller 1 Account" has the meaning set out in Clause 4.4.1(a).
"Seller 2" has the meaning set out in the parties section on the first page of this Agreement.
"Seller 3" has the meaning set out in the parties section on the first page of this Agreement.
"Seller Representative" has the meaning set out in Clause 14.2.1.
"Sellers" has the meaning set out in the parties section on the first page of this Agree-ment.
"Sellers' Best Knowledge" has the meaning set out in Clause 10.20.
"Sellers' Guarantees" has the meaning set out in Clause 10 and "Sellers' Guarantee" means any of the Sellers' Guarantees.
"Shareholder Loan" has the meaning set out in Clause 2.4.1.
"Shareholder Loan Agreement" has the meaning set out in Clause 2.4.1.
"Signing Date" shall mean the date of this Agreement.
"Sold Shares" has the meaning set out in Clause 2.2
"Sold Shares 1" has the meaning set out in Clause 2.2
"Sold Share 2" has the meaning set out in Clause 2.2
"Sold Share 3" has the meaning set out in Clause 2.2
"Sold Shareholder Loan Amount" has the meaning set out in Clause 4.1(d).
"Sold Shareholder Loan 1" has the meaning set out in Clause 2.4.4.
"Sold Shareholder Loan 2" has the meaning set out in Clause 2.4.2.
"Sold Shareholder Loan 3" has the meaning set out in Clause 2.4.3.
"Sold Shareholder Loans" has the meaning set out in Clause 2.4.4.
"Subsidiary Interests" has the meaning set out in Clause 2.3.2.
"Tax Authorities" has the meaning set out in Clause 12.1.1(b).
"Taxes" has the meaning set out in Clause 12.1.

"Tax Returns" has the meaning set out in Clause 12.2.1(b)(i).
"Third Party Claim" has the meaning set out in Clause 11.7.4.
"Title Guarantees" has the meaning set out in Clause 11.3.2.
"Title Represantation Dispute" has the meaning set out in Clause 14.2.1.
"VAT" means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and outside the Euro-pean Union any taxation levied by reference to added value or sales.
"Verwaltungsgesellschaft" has the meaning set out in Clause 2.3.1(a). "Withdrawal Period" has the meaning set out in Clause 8.1.1.
"writing" or "Writing" includes communication made by mail, facsimile or email, ex-cept where a stricter form (e.g., notarization) is required under applicable law.